Execution Version

SILVER PURCHASE AGREEMENT

BY AND BETWEEN

FIRST MAJESTIC SILVER CORP.

AND

GOLD CANYON RESOURCES INC.

AND

FIRST MINING GOLD CORP.

DATED: June 10, 2020

TABLE OF CONTENTS

Page

THIS SILVER PURCHASE AGREEMENT dated as of June 10, 2020.

AMONG:

FIRST MAJESTIC SILVER CORP., a company existing under the laws of the Province of British Columbia

(the "**Purchaser**")

- and -

GOLD CANYON RESOURCES INC., a company existing under the laws of the Province of British Columbia

(the "**Seller**")

- and -

FIRST MINING GOLD CORP., a company existing under the laws of the Province of British Columbia

(the "**Parent Company**")

WITNESSES THAT:

WHEREAS the Seller is the legal and beneficial owner of the Springpole Mining Properties;

AND WHEREAS the Seller has agreed to sell and deliver to the Purchaser, and the Purchaser has agreed to purchase from the Seller, the Payable Silver, subject to and in accordance with the terms and conditions of this Agreement;

NOW THEREFORE in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the Parties hereto, the Parties mutually agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Agreement:

"**Abandonment Property**" has the meaning set out in Section 8.6.

"**Additional Term**" has the meaning set out in Section 5.1.

"**Advance Payment**" has the meaning set out in Section 3.1.

"**Advance Payment Reduction Date**" means the date on which the Advance Payment is reduced to nil in accordance with the formula set out in Section 2.4(a).

"**Affiliate**" means, in relation to any person, any other person controlling, controlled by, or under common control with such first mentioned person.

"**Agreement**" means this Silver Purchase Agreement and all attached schedules, in each case as the same may be supplemented, amended, restated, modified or superseded from time to time in accordance with the terms hereof.

"**Anti-Bribery Laws**" means the *Corruption of Foreign Public Officials Act* (Canada) and the *Foreign Corrupt Practices Act* (United States).

"**Applicable Laws**" means any international, federal, state, provincial, territorial, local or municipal law (including, without limitation, Anti-Bribery Laws), regulation, ordinance, code, order or other requirement or rule of law or the rules, policies, orders or regulations of any Governmental Authority or stock exchange, including any judicial or administrative interpretation thereof, applicable to a person or any of its properties, assets, business or operations.

"**Approvals**" means all licences, permits, approvals, authorizations, rights (including surface and access rights), privileges, concessions, franchises, clearances, consents, orders and other approvals required to be obtained from any person, including any Governmental Authority.

"**Auditor's Report**" means a written report prepared by a national accounting firm in Canada that is independent of the Seller and the Purchaser, is mutually agreed to by the Parties and has experience and expertise in determining the quantity of silver mined, produced, extracted or otherwise recovered from mining projects, which report determines at a minimum the number of ounces of Payable Silver that the Purchaser was entitled to have received pursuant to this Agreement in respect of any period in dispute; provided that, if the Parties are unable to agree on an accounting firm, then either Party may apply to the Supreme Court of British Columbia to appoint an accounting firm.

"**Books and Records**" means all books, records, data, documentation, weight, moisture and assay certificates, samples and other information relating to the mineralization, operations and activities of the Springpole Mine, the Springpole Mining Properties and the Mineral Processing Facility, including the mining, treatment, processing, milling, concentrating, smelting, refining and sale of Minerals therefrom.

"**Business Day**" means any day other than a Saturday or Sunday or a day that is a statutory, public or bank holiday under the laws of the Provinces of Ontario and British Columbia.

"**Buy-Back Effective Date**" has the meaning set out in Section 2.6.

"**Buy-Back Right**" has the meaning set out in Section 2.6.

"**Calendar Quarter**" means any of the following periods: (i) January 1 through March 31; (ii) April 1 through June 30; (iii) July 1 through September 30; and (iv) October 1 through December 31.

"**Capital Reorganization**" has the meaning set out in Section 4.4.

"**Change in Law**" has the meaning set out in Section 11.3(a).

"**Change of Control**" means, with respect to the Seller or any other Seller Group Entity, the consummation of any transaction, including any consolidation, arrangement, amalgamation, plan of arrangement or merger or any issue, transfer or acquisition of voting shares, the result of which is that any other person or group of other persons acting jointly or in concert for purposes of such transaction (other than the Parent Company and its Affiliates) (i) becomes the beneficial owner, directly or indirectly, of more than 50% of the voting shares of such person, measured by voting power rather than number of shares; or (ii) acquires control of such person; provided that a Change of Control shall not include any transaction that results in: (A) a change in the beneficial share ownership of a person, or acquisition of control of a person, if a majority of that person's voting shares were listed on a public stock exchange immediately prior to such transaction; (B) such person continuing to be, directly or indirectly, controlled by the Parent Company; (C) any consolidation, amalgamation or merger of a person, or the issue, transfer or acquisition of the voting shares of a person, if a majority of such person's voting shares are listed on a public exchange immediately prior to any such transaction; or (D) an indirect Change of Control of a Subsidiary of a person as a result of a transaction contemplated under sub-paragraphs (A), (B) or (C).

"**Closing Date**" means July 5, 2020, or such other date as the Parties may agree.

"**Commencement of Production**" means the date on which Payable Silver is produced from the Springpole Mine.

"**Commingling Plan**" has the meaning set out in Section 7.2(a).

"**Confidential Information**" has the meaning set out in Section 6.5(a).

"**control**" means the right, directly or indirectly, to direct or cause the direction of the management of the business or affairs of a person, whether by ownership of securities, by contract or otherwise; and "**controls**", "**controlling**", "**controlled by**" and "**under common control with**" have corresponding meanings.

"**Designated Metal Account**" has the meaning set out in Section 2.2(c).

"**Disclosing Party**" has the meaning set out in Section 6.5(a).

"**Dispute**" means any and all claims, controversies, or disputes among the Parties arising out of or relating to the validity, construction, interpretation, meaning, performance, effect or breach of this Agreement or the rights and liabilities arising hereunder.

"**Dispute Notice**" has the meaning set out in Section 10.7(a).

"**EA Approval**" means the first to be received of:

(i) a positive decision statement issued by the Minister of the Environment under section 54 of the *Canadian Environmental Assessment Act, 2012* concluding that the construction, operation and closure of the Springpole Mine is not likely to cause significant adverse environmental effects; or

(ii) the Notice of Approval to Proceed with the Undertaking with respect to the Springpole Mine issued by the Ontario Minister of the Environment, Conservation and Parks under section 9 of the *Environmental Assessment Act* (Ontario).

"**EA Approval Date**" has the meaning set out in Section 3.1.

"**Encumbrances**" means all deeds of trust, mortgages, charges, assignments, hypothecations, pledges, liens, vendor's privileges, vendor's rights of reclamation, restrictions, patents or other reservations in minerals, royalty claims, or other security interests or encumbrances of every nature and kind that secure the payment of any indebtedness or liability or the observance or performance of any obligation.

"**Excluded Taxes**" means, with respect to the Seller or the Purchaser:

(i) Taxes imposed on or measured by the person's net income or capital and franchise taxes imposed on it (in lieu of or in addition to net income taxes), by any jurisdiction (or any political subdivision thereof):

(1) under the laws of which the person is organized or is resident (as determined by application of the laws of that jurisdiction),

(2) in which its principal office is located, or

(3) with which the person has a connection otherwise than by reason of entering into, and the transactions contemplated under, this Agreement;

(ii) any branch profits taxes or any similar tax imposed on the person by any jurisdiction in which the person is located, otherwise than by reason of entering into, and the transactions contemplated under, this Agreement; and

(iii) any estate, inheritance, gift, ad valorem, sales, excise, transfer, personal property or similar tax, assessment, or governmental charge to the extent the other Party has the ability to recover such tax, assessment or charge under Applicable Law.

"**Execution Date**" means the date of this Agreement.

"**First Majestic Shares**" means common shares in the capital of the Purchaser.

"**First Mining Warrant Certificate**" means the warrant certificate evidencing the First Mining Warrants, in the form attached hereto as Schedule E.

"**First Mining Warrants**" means 30,000,000 non-transferable common share purchase warrants of the Parent Company, each of which will entitle the Purchaser to purchase one common share in the capital of the Parent Company for Cdn. $0.40 for a period of five (5) years commencing on the Closing Date;

"**Future Silver Stream Financing**" means a silver stream financing similar in nature to the transactions contemplated under this Agreement to purchase and sell Refined Silver based on or measured on production from the Springpole Mine, with the exception of an Offtake Agreement.

"**Future Silver Stream Financing Offer**" has the meaning set out in Section 7.6.

"**Governmental Authority**" means any federal, state, provincial, national, territorial or local government, agency, department, ministry, authority, tribunal, commission, official, court, stock exchange or securities commission.

"**IFRS**" means International Financial Reporting Standards as issued by the International Accounting Standards Board.

"**including**" or "**includes**" means including without limitation or includes without limitation.

"**Initial Advance Payment**" has the meaning set out in Section 3.1.

"**Initial Term**" has the meaning set out in Section 5.1.

"**Insolvency Event**" means, in relation to any person, any one or more of the following events or circumstances:

(i) proceedings are commenced for the winding-up, liquidation or dissolution of it, unless it in good faith actively and diligently contests such proceedings resulting in a dismissal or stay thereof within 90 days of the commencement of such proceedings;

(ii) a decree or order of a court of competent jurisdiction is entered adjudging it to be bankrupt or insolvent (unless vacated), or a petition seeking reorganization, arrangement or adjustment of or in respect of it is approved by a court of competent jurisdiction under Applicable Laws relating to bankruptcy, insolvency or relief of debtors;

(iii) it makes a general assignment for the benefit of its creditors, or petitions or applies to any court or tribunal for the appointment of a receiver or trustee for itself or any substantial part of its property, or commences for itself or acquiesces in or approves or has filed or commenced against it any proceeding under any bankruptcy, insolvency, reorganization, arrangement or readjustment of debt law or statute (other than a reorganization permitted hereunder or any solvent reorganization of the Mine Owner) or any proceeding for the appointment of a receiver or trustee for itself or any substantial part of its assets or property, or has a liquidator, administrator, receiver, trustee, conservator or similar person appointed with respect to it or any substantial portion of its property or assets unless in the case of any involuntary proceedings, such proceeding is discharged or dismissed within 90 days of commencement of such proceeding;

(iv) a resolution of its board of directors is passed for the winding-up or liquidation of it; or

(v) anything analogous or having a similar effect to an event listed in paragraphs (i) to (iv) above occurs in respect of that person.

"**LBMA**" means the London Bullion Market Association.

"**LBMA Good Delivery Rules**" means the Good Delivery Rules for Gold and Silver Bars – Specifications for Good Delivery Bars and Application Procedures for Listing of the LBMA, as amended from time to time.

"**Losses**" means all claims, demands, proceedings, fines, losses, damages, liabilities, obligations, deficiencies, costs and expenses (including all reasonable legal and other professional fees and disbursements, interest, penalties, judgment and amounts paid in settlement of any demand, action, suit, proceeding, assessment, judgment or settlement or compromise), including any Taxes payable in respect thereof, including the value or change in value of past, current or future required deliveries of silver hereunder (including any decline in value of any silver that is not delivered when due), in connection with or in respect of any breach or default of this Agreement by the other Party, but excluding any other special, indirect, consequential, punitive or aggravated damages.

"**Market Price**" at any date, means the volume weighted average price per common share of the Purchaser on the Toronto Stock Exchange, or, if the common shares in respect of which a determination of current market price is being made are not listed thereon, on such stock exchange on which such shares are listed as may be selected for such purpose by the directors of the Purchaser, acting reasonably, or, if the common shares are not listed on any stock exchange, then on the over-the-counter market, for the twenty (20) consecutive trading days before such date, or in the event that at any date the common shares are not listed on any exchange or on the over-the-counter market, the current market price shall be as determined by such firm of independent chartered accountants as may be selected by the directors of the Purchaser acting reasonably and in good faith; and in each case, the Bank of Canada daily U.S. dollar exchange rate as of such day of calculation will be used for any currency exchange requirements in connection with this calculation.

"**Material Adverse Effect**" means any event, occurrence, change or effect that, when taken together with all other events, occurrences, changes or effects, is or would reasonably be expected to:

(i) materially limit, restrict or impair the ability of the Seller to perform its obligations under this Agreement;

(ii) materially limit, restrict or impair the ability of the Mine Owner to operate the Springpole Mine substantially in accordance with the Mine Plan for such Springpole Mine in effect immediately prior to the occurrence of the Material Adverse Effect; or

(iii) cause any significant decrease to expected silver production or significant delay in timing of expected silver production from the Springpole Mine based on the Mine Plan for the Springpole Mine in effect immediately prior to the occurrence of the Material Adverse Effect.

"**metric tonne**" equals 2,204.62 pounds or 1,000 kilograms.

"**Mine Owner**" means Gold Canyon Resources Inc., the owner of the Springpole Mine and any transferee of the Springpole Mining Properties, as permitted pursuant to Section 8.1 and Section 8.2, and its respective successors and assigns.

"**Mine Plan**" means, at any given time, the then current construction, development or mine plan for the Springpole Mine for developing, constructing, mining, extracting or processing Minerals therefrom, as approved by the board of directors of the Seller or any other Seller Group Entity, as applicable.

"**Mineral Processing Facility**" means, collectively, at any time and from time to time, any ore concentrator, mill, smelter, refinery or other mineral processing facility owned or operated or both by any Seller Group Entity and used primarily to process ore from the Springpole Mine.

"**Minerals**" means any and all ore and marketable metal bearing material and product (including Reference Silver) in whatever form or state that is mined, produced, extracted

or otherwise recovered or derived from the Springpole Mining Properties, including any such material or product derived from any processing or reprocessing of any tailings, stockpiles, waste rock or other waste products originally derived from the Springpole Mining Properties, and including ore and any other products requiring further milling, processing, smelting, refining or other beneficiation, including concentrates or doré bars.

"**New Owner**" has the meaning set out in Section 8.2(a)(ii).

"**New Seller**" has the meaning set out in Section 8.2(a)(iv).

"**NI 43-101**" means National Instrument 43-101 *Standards of Disclosure for Mineral Projects of* the Canadian Securities Administrators, or any successor instrument, rule or policy.

"**NI 45-102**" means National Instrument 45-102 *Resale of Securities* of the Canadian Securities Administrators, or any successor instrument, rule or policy.

"**Offtake Agreement**" means all agreements entered into by the Mine Owner or any of its Affiliates with an Offtaker (i) for the sale of Reference Silver to the Offtaker; or (ii) the smelting, refining or other beneficiation of Reference Silver by an Offtaker for the benefit of the Mine Owner or any of its Affiliates.

"**Offtaker**" means (i) any person that is not a member of the Seller Group Entity that purchases Minerals from the Mine Owner or any of its Affiliates; or (ii) any person that takes delivery of Minerals for the purpose of smelting, refining or other beneficiation of such Minerals for the benefit of the Mine Owner or any of its Affiliates; provided that, if a Seller Group Entity smelts, refines or beneficiates such minerals, the "**Offtaker**" shall mean such Seller Group Entity.

"**Offtaker Charges**" means any refining charges, treatment charges, penalties, insurance charges, transportation charges, settlement charges, financing charges, freight parity charges or price participation charges, or other charges, penalties or deductions that may be charged or levied by an Offtaker, regardless of whether such charges, penalties or deductions are expressed as a specific metal deduction, a percentage or otherwise, but does not include any minimum mineral deductions used to arrive at the payable rate (whether expressed in units, grams or other methods) for silver contained in the applicable Offtake Agreement.

"**Offtaker Delivery**" means the delivery of Minerals to an Offtaker.

"**Offtaker Payment**" means (i) with respect to Minerals purchased by an Offtaker from the Mine Owner or any of its Affiliates, the receipt by the Mine Owner or any of its Affiliates or assignees of payment or other consideration from the Offtaker in respect of any Reference Silver; and (ii) with respect to Minerals refined, smelted or otherwise beneficiated by an Offtaker on behalf of the Mine Owner or any of its Affiliates, the receipt by the Mine Owner or any of its Affiliates of Refined Silver in accordance with the applicable Offtake Agreement; provided that, if a Seller Group Entity is the Offtaker, then

"**Offtaker Payment**" shall mean the receipt of Refined Silver from the smelting, refining or beneficiating of any Reference Silver.

"**Other Minerals**" means any and all ore and marketable metal bearing material and product in whatever form or state that is mined, produced, extracted or otherwise recovered or derived from mining rights, surface rights, mining licences, real property, tenements, mining concessions or other similar interests, whether created privately or through the actions of any Governmental Authority having jurisdiction, that are not one of or do not constitute part of the Springpole Mining Properties.

"**Overdue Refined Silver**" means the balance, from time to time, if any, of the number of ounces of Payable Silver that have not been delivered to the Purchaser when due in accordance with this Agreement.

"**Parties**" means the parties to this Agreement.

"**Payable Silver**" means, for each Calendar Quarter, Refined Silver in an amount equal to 50% of the Reference Silver from the Springpole Mine in respect of which an Offtaker Payment has been received by the Mine Owner or any of its Affiliates during such Calendar Quarter, after deducting or factoring in the payable rate for silver contained in the applicable Offtake Agreement but prior to any Offtaker Charges.

"**Person**" means and includes a Party, individuals, corporations, bodies corporate, limited or general partnerships, joint stock companies, limited liability corporations, joint ventures, associations, companies, trusts, banks, trust companies, Governmental Authority or any other type of organization, whether or not a legal entity.

"**Pre-Feasibility Announcement Date**" has the meaning set out in Section 3.1.

"**Pre-Feasibility Study**" means a pre-feasibility study (as such term is defined in NI 43-101) with respect to the Springpole Mining Properties.

"**Prime Rate**" means the variable annual reference rate of interest from time to time established by Royal Bank of Canada as its "US Base Rate" of interest for commercial loans in Canada denominated in United States dollars (provided that, if, for any reason, Royal Bank of Canada is no longer in operation then one of the three largest chartered Canadian banks (based on assets), at the sole discretion of the Purchaser, shall be substituted therefor and this definition shall apply mutatis mutandis to such substitute bank).

"**Purchaser Event of Default**" has the meaning set out in Section 10.3.

"**Quarterly Report**" means a written report, in relation to any Calendar Quarter, detailing:

(i) the types, tonnages and head grades of ore mined from the Springpole Mining Properties during such Calendar Quarter;

(ii) the types, tonnages and grades of ore processed from the Springpole Mining Properties during such Calendar Quarter;

(iii) with respect to the Mineral Processing Facility, the types of product produced (i.e., concentrate or doré), tonnages and concentrate silver grades during such Calendar Quarter and the resulting recoveries;

(iv) the number of ounces of silver contained in the product produced (i.e., doré or concentrate) during such Calendar Quarter;

(v) the metric tonnes and silver grade of any product delivered or shipped offsite during such Calendar Quarter;

(vi) the metric tonnes and silver grade of any product contained in any Offtaker Delivery during such Calendar Quarter;

(vii) the number of ounces of silver contained in each Offtaker Delivery in respect of which an Offtaker Payment was received during that Calendar Quarter, prior to any Offtaker Charges or payable rates, including details regarding provisional invoices and any provisional payment percentages;

(viii) inventory of product (weight, moisture content and grade or fineness) not yet subject to an Offtaker Delivery;

(ix) inventory of product in process (e.g. in tanks and thickeners) to the extent used in determining the metallurgical plant balance;

(x) inventory for Minerals which have been delivered to an Offtaker, but for which an Offtaker Payment has not yet been made (or if made, no Refined Silver in respect thereof have yet been delivered to the Purchaser);

(xi) the most recent update to the forecast of production of silver and Payable Silver to the extent such forecast has been updated by or the Seller or Parent Company from the forecast most recently provided to the Purchaser; and

(xii) such other information in respect of silver in respect of the Springpole Mining Properties as may be reasonably requested by the Purchaser.

"**Receiving Party**" has the meaning set out in Section 6.5(a).

"**Reference Silver**" means the silver contained in any Minerals contained in an Offtaker Delivery from and after the Commencement of Production and prior to the end of the Term.

"**Refined Silver**" means marketable metal bearing material in the form of physical silver bars refined to a minimum 999 parts per 1,000 fine silver and that otherwise meets the LBMA Good Delivery Rules.

"**Restricted Person**" means any person that:

(a) is named, identified, described on or included on:

(i) any publicly available lists maintained under the *Criminal Code* (Canada), the *Special Economic Measures Act* (Canada), the *United Nations Act* (Canada), or the *Freezing Assets of Corrupt Foreign Officials Act* (Canada), or under any regulations promulgated under any of the foregoing;

(ii) the *Denied Persons List*, the *Entity List* or the *Unverified List*, compiled by the Bureau of Industry and Security, U.S. Department of Commerce;

(iii) the *List of Statutorily Debarred Parties* compiled by the U.S. Department of State;

(iv) the *Specially Designated Nationals and Blocked Persons List* compiled by the U.S. Office of Foreign Assets Control;

(v) the annex to, or is otherwise subject to the provisions of, *U.S. Executive Order No. 13324*; or

(vi) any publicly available lists maintained under any other Applicable Law of Canada or the United States relating to anti-terrorism or anti-money laundering;

(b) is subject to trade restrictions under United States Governmental Requirement, including:

(i) the *International Emergency Economic Powers Act*, 50 U.S.C.; or

(ii) the *Trading with the Enemy Act*, 50 U.S.C. App. 1 et seq.; or any other enabling Governmental Requirement or executive order relating thereto, including the *Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001*, Title III of Pub. L. 107-56; or

(c) is known, to be an Affiliate of a person covered under sub-paragraphs (a) or (b).

"**RFR Offer**" has the meaning set out in Section 7.6(a).

"**Second Advance Payment**" has the meaning set out in Section 3.1.

"**Seller Event of Default**" has the meaning set out in Section 10.1.

"**Seller Group Entity**" means the Parent Company, the Seller, the Mine Owner and each of their respective Affiliates that directly or indirectly own or control the Mine Owner.

"**Silver Cash Price**" means, for any delivery of Payable Silver, an amount per ounce equal to the lesser of: (i) the Silver Fixed Price; and (ii) the product of: (A) the Silver Reference Price; multiplied by (B) thirty-three percent (33%), rounded to the second decimal point.

"**Silver Delivery Date**" means the date on which the Time of Silver Delivery occurs.

"**Silver Fixed Price**" means $7.50 per ounce, subject to an increase starting at the third (3rd) anniversary of the Commencement of Production and each anniversary thereafter by two percent (2%) annually.

"**Silver Market Price**" means, with respect to any day, the closing price per ounce in U.S. dollars quoted by COMEX for Refined Silver on such day, or if such day is not a trading day, on the immediately preceding trading day; provided that, if for any reason, COMEX is no longer in operation or the price of silver is not confirmed, acknowledged or quoted by COMEX, the Silver Market Price shall be determined by reference to the price of silver on another commercial exchange mutually acceptable to the Seller and the Purchaser, acting reasonably.

"**Silver Payment Differential**" means, for each ounce of Payable Silver, the difference equal to the Silver Market Price on the Silver Delivery Date minus the Silver Cash Price.

"**Silver Purchase Price**" has the meaning set out in Section 2.4.

"**Silver Reference Price**" means lesser of: (A) the Silver Market Price on the Silver Delivery Date; or (B) the simple average of the daily Silver Market Price for each trading day for the Calendar Quarter prior to the Silver Delivery Date.

"**Springpole Mine**" means the gold-silver mine to be developed, constructed and operated at and in respect of the Springpole Mining Properties.

"**Springpole Mine Assets**" means all of the property, assets, undertaking and rights of the Seller Group Entities or any of their Affiliates in and relating to the Springpole Mine, whether now owned or existing or hereafter acquired or arising, including real property, personal property and mineral interests, and specifically including, but not limited to: (i) the Springpole Mining Property; (ii) all accounts, instruments, chattel paper, deposit accounts, documents, intangibles, goods (including inventory, equipment and fixtures), money, letter of credit rights, supporting obligations, claims, causes of action and other legal rights and investment property, in each case relating to the Springpole Mining Property; (iii) all products, proceeds (including proceeds of proceeds), rents and profits of the foregoing; and (iv) all books and records of the Seller Group Entities or any of their Affiliates related to any of the foregoing.

"**Springpole Mining Properties**" means the mining rights or concessions listed in Schedule A attached hereto, and includes any extension, renewal, replacement, conversion or substitution of any such rights or concessions or resulting rights or concessions.

"**Subsidiary**" means a person that is controlled, directly or indirectly, by another person, and includes a subsidiary of that subsidiary.

"**Tax**" or "**Taxes**" means all taxes, assessments and other charges, duties, and impositions, including any interest, penalties, tax instalment payments or other additions that may become payable in respect thereof, imposed by any Governmental Authority, which taxes

shall include all income or profits taxes (including federal, provincial, and state income taxes), non-resident withholding taxes, sales and use taxes, branch profit taxes, ad valorem taxes, excise taxes, franchise taxes, gross receipts taxes, business licence taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, land transfer taxes, capital taxes, extraordinary income taxes, surface area taxes, property taxes, asset transfer taxes, and other charges and obligations of the same or of a similar nature to any of the foregoing.

"**Term**" has the meaning set out in Section 5.1.

"**Third Advance Payment**" has the meaning set out in Section 3.1.

"**Time of Silver Delivery**" has the meaning set out in Section 2.2(c).

"**Transfer**" means to, directly or indirectly, sell, transfer, assign, convey, dispose or otherwise grant a right, title or interest, whether voluntary or involuntary, or to abandon, surrender or otherwise relinquish a right, title or interest.

"**Vendor**" has the meaning set out in Section 7.6(a).

1.2 Statutory References

Any reference in this Agreement to a statute or a regulation or rule promulgated under a statute or to any provision contained therein shall be a reference to the statute, regulation, rule or provision as may be amended, restated, re-enacted or replaced from time to time.

1.3 Headings

Headings of Sections are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.4 Construction

The Parties hereby agree that any rule of construction to the effect that any ambiguity is to be resolved against the drafting Party shall not be applicable in the interpretation of this Agreement.

1.5 Plural

Unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.

1.6 Days

In this Agreement, a period of days shall be deemed to begin on the first day after the event which began the period and to end at 5:00 p.m. (Vancouver Time) on the last day of the period. If, however, the last day of the period does not fall on a Business Day, the period shall terminate at 5:00 p.m. (Vancouver Time) on the next Business Day.

1.7 Dollar Amounts

Unless specified otherwise in this Agreement, all statements or references to dollar amounts in this Agreement are to United States of America dollars.

1.8 Schedules

The following schedules are attached to and form part of this Agreement:

Schedule A	–	Springpole Mining Properties
Schedule B	–	Map of Springpole Mining Properties
Schedule C	–	Representations and Warranties of the Seller
Schedule D	–	Representations and Warranties of the Purchaser
Schedule E	–	Form of First Mining Warrant Certificate

ARTICLE 2
PURCHASE AND SALE

2.1 Purchase and Sale of Refined Silver

(a) Subject to and in accordance with the terms of this Agreement, from and after the Commencement of Production, the Seller hereby agrees to sell to the Purchaser, and the Purchaser hereby agrees to purchase from the Seller, the Payable Silver, free and clear of all Encumbrances.

(b) For greater certainty, the Payable Silver shall not be reduced for, and Purchaser shall not be responsible for any, Offtaker Charges, all of which shall be for the account of the Seller or its Affiliates.

(c) The Seller shall not be required to sell and deliver to the Purchaser the Refined Silver resulting from silver mined, produced, extracted or otherwise recovered from the Springpole Mining Properties and may substitute any required Refined Silver with Refined Silver from a source other than the Springpole Mining Properties provided that the Seller shall not sell or deliver to the Purchaser (for purposes of this Agreement and at any time during the Term) any Refined Silver that has been directly or indirectly purchased on a commodity exchange or from another similar source. The Seller's obligation to sell and deliver Refined Silver under this Agreement shall be solely to sell and deliver Payable Silver in a manner and in an amount determined in accordance with the terms of this Agreement.

(d) For greater certainty, the Parties agree that the purchase and sale transaction is not intended to be an interest in real property and does not constitute the grant of a vested present interest in the Springpole Mining Properties and a covenant running with the land and all successions thereof, whether created privately or through government action.

2.2 Delivery Obligations

(a) Within five (5) Business Days of the end of each Calendar Quarter, the Seller shall sell and deliver to the Purchaser the Payable Silver for such Calendar Quarter.

(b) If, in any Calendar Quarter, an Offtaker Payment consists of a provisional payment that may be adjusted upon final settlement of an Offtaker Delivery, then:

(i) for the purposes of complying with Section 2.2(a), the amount of Payable Silver shall be calculated based on the quantity of Reference Silver used to calculate and pay the provisional payment; and

(ii) within five (5) Business Days of the Calendar Quarter end in which the final settlement of the Offtaker Delivery with the Offtaker was determined, the Seller shall sell and deliver to the Purchaser Payable Silver in an amount, if positive, equal to the Payable Silver used to determine the final settlement, less the number of ounces of Payable Silver used to calculate and pay the provisional invoice pursuant to Section 2.2(b)(i), as supported by the documentation provided pursuant to Section 2.3 and the applicable Quarterly Reports. If such difference is negative, the Seller shall be entitled to set off and deduct such excess amount of Payable Silver from the next quarterly deliveries of Payable Silver by the Seller to the Purchaser under this Agreement and any Silver Purchase Price paid by the Purchaser in respect of such excess amount of Payable Silver shall be an amount owing by the Seller to the Purchaser, which amount shall be set off and deducted from the payment for the next required deliveries of Payable Silver by the Seller to the Purchaser under this Agreement. Notwithstanding the foregoing, if such difference is negative and no further deliveries are to be made under this Agreement, the Purchaser shall deliver to the Seller any excess ounces of Payable Silver previously delivered to the Purchaser by the Seller and to the extent the Purchaser previously provided payment to the Seller for such excess ounces, the Seller shall refund such payment to the Purchaser.

(c) The Seller shall sell and deliver to the Purchaser all Payable Silver to be sold and delivered under this Agreement by way of credit to a metal account designated by the Purchaser in writing from time to time (the "**Designated Metal Account**"). Upon any such designation, such metal account shall constitute a Designated Metal Account. Delivery of Payable Silver to the Purchaser shall be deemed to have been made at the time Payable Silver is credited to the Designated Metal Account (the "**Time of Silver Delivery**"). Title to, and risk of loss of, Payable Silver shall pass from the Seller to the Purchaser at the Time of Silver Delivery. All costs and expenses pertaining to each delivery of Payable Silver shall be borne by the Seller.

(d) The Seller represents, warrants and covenants to the Purchaser that, at each Time of Silver Delivery:

(i) it is the legal and beneficial owner of the Payable Silver delivered to the Purchaser in accordance with Section 2.2(c);

(ii) it has good, valid and marketable title to such Payable Silver; and

(iii) such Payable Silver is free and clear of all Encumbrances.

2.3 Invoicing

(a) The Seller shall notify the Purchaser in writing at least five (5) Business Day before any delivery to the Purchaser of:

(i) the number of ounces of Payable Silver to be delivered; and

(ii) the estimated date and time of delivery.

(b) At each Time of Silver Delivery, the Seller shall deliver to the Purchaser an invoice setting out:

(i) the number of ounces of Payable Silver so delivered; and

(ii) the Silver Purchase Price for such Payable Silver.

2.4 Silver Purchase Price

The Purchaser shall pay to the Seller a purchase price for each ounce of Payable Silver sold and delivered by the Seller to the Purchaser under this Agreement (the "**Silver Purchase Price**") equal to:

(a) until the Advance Payment is reduced to nil, the Silver Market Price on the Silver Delivery Date, payable (i) in cash equal to the Silver Cash Price at the Time of Silver Delivery, and (ii) by crediting the Silver Payment Differential against the Advance Payment until the Advance Payment has been reduced to nil; and

(b) from and after the Advance Payment Reduction Date, the Silver Cash Price payable in cash.

2.5 Payment

Payment by the Purchaser for each delivery of Payable Silver under Section 2.4 shall be made not later than five (5) Business Days after the Time of Silver Delivery.

2.6 Buy-Back Right

(a) Prior to the Commencement of Production, the Seller shall have the right (the "**Buy-Back Right**") to reduce the percentage of the Reference Silver used in the definition of Payable Silver from 50% to 25%. The Seller may exercise the Buy-Back Right by providing a notice to the Purchaser of its intention to exercise the Buy-Back Right. Such notice shall set out an effective date for the Buy-Back Right (the "**Buy-

Back Effective Date") of no later than the Commencement of Production. On the Buy-Back Effective Date, the Seller shall pay to the Purchaser, by wire transfer of immediately available funds, an amount equal to $22,500,000. This amount, as and when so paid, shall reduce the Advance Payment to nil with respect to Section 2.4 on a dollar for dollar basis.

(b) In the event that the Buy-Back Right is exercised and the Purchaser receives payment under Section 2.6(a), the reference to 50% in the definition of Payable Silver shall be deemed amended to reference 25%.

(c) For greater certainty, the exercise of the Buy-Back Right does not relieve or reduce the Purchaser's obligation to make the Initial Advance Payment, Second Advance Payment or Third Advance Payment, to the extent such payments are still outstanding.

2.7 Loss of Offtaker Delivery

Where the Seller or any of its Affiliates has received payment under an insurance policy in respect of a shipment of Minerals to any Offtaker that is lost or damaged after leaving the Springpole Mine and before the risk of loss or damage is transferred to the Offtaker, the quantity of Reference Silver contained in any such shipment for which the Seller or any of its Affiliates receives payment under such insurance policy (as determined by provisional assays or estimates or, if prepared, final assays or settlements) shall count towards the percentage of Reference Silver from the Springpole Mine in respect of which an Offtaker Payment has been received for the purposes of determining, for each Calendar Quarter, the amount of Payable Silver to be sold and delivered hereunder.

ARTICLE 3
CONSIDERATION

3.1 Consideration

In consideration for the sale and delivery of Payable Silver by the Seller to the Purchaser under and pursuant to the terms of this Agreement, the Purchaser hereby agrees to pay and deliver to the Seller an advance payment against the Silver Purchase Price (the "**Advance Payment**") as follows:

(a) on the Closing Date, a cash payment of an amount equal to $2,500,000 and such number of First Majestic Shares equal to $7,500,000 divided by the Market Price on the day immediately prior to the Closing Date (together, the "**Initial Advance Payment**");

(b) within five (5) Business Days following the date that the Parent Company or any of its Affiliates publicly announces the completion of a Pre-Feasibility Study (the "**Pre-Feasibility Announcement Date**"), a cash payment of an amount equal to $3,750,000 and such number of First Majestic Shares equal to $3,750,000 divided by the Market Price on the day immediately prior to the Pre-Feasibility Announcement Date (together, the "**Second Advance Payment**"); and

(c) within five (5) Business Days following the date that the Seller provides the Purchaser with evidence of the receipt of the EA Approval (the "**EA Approval Date**"), a cash payment of an amount equal to $2,500,000 and such number of First Majestic Shares equal to $2,500,000 divided by the Market Price on the day immediately prior to the EA Approval Date (together, the "**Third Advance Payment**").

3.2 Advance Payment

The proceeds of the Advance Payment will be used by the Seller for development and permitting activities at the Springpole Mining Properties, as well as for its general and administrative operating expenses. The Advance Payment represents a prepayment of a portion of the Silver Purchase Price for the sale of Payable Silver. No interest shall accrue on, or be payable in respect of, the Advance Payment.

3.3 Conditions Precedent

Prior to the Closing Date, each of the Parent Company and the Purchaser shall have obtained all necessary Approvals, including the approval of the Toronto Stock Exchange, with respect to the First Mining Warrants and the issuance of the First Majestic Shares in connection with the Advance Payment, respectively. Each of the Parties agree to use commercial reasonable efforts to obtain such necessary Approvals. This condition shall be conclusively deemed to have been satisfied, waived or released by the Parties upon payment of the Initial Advance Payment and issuance of the First Mining Warrants. In the event all necessary Approvals are not obtained prior to the Closing Date and the payment of the Initial Advance Payment and issuance of the First Mining Warrants has not been completed, then this Agreement shall terminate and be of no further force and effect.

ARTICLE 4
DELIVERABLES FOR ADVANCE PAYMENT

4.1 Initial Advance Payment

(a) On or before the Closing Date, the Seller shall deliver the following to the Purchaser:

(i) evidence of approval from the Toronto Stock Exchange for the listing of the common shares to be issued on exercise of the First Mining Warrants;

(ii) certificate of status, good standing or compliance (or equivalent) for each of:

(1) the Parent Company;

(2) the Seller; and

(3) the Mine Owner;

each issued by the relevant Governmental Authority dated no earlier than five (5) Business Days prior to the Closing Date;

(iii) an executed certificate of a senior officer of the Seller in form and substance satisfactory to the Purchaser, acting reasonably, as to (i) the constating documents of the Seller, (ii) the resolutions of the board of directors or other comparable authority of the Seller authorizing the execution, delivery and performance of this Agreement and the transactions contemplated hereby, and (iii) such other matters pertaining to the transactions contemplated hereby as the Purchaser may reasonably require;

(iv) the First Mining Warrants, which shall be evidenced by the delivery of the First Mining Warrant Certificate and:

(1) such First Mining Warrants shall be:

1. issued pursuant to an exemption from the prospectus requirements of the *Securities Act* (British Columbia) such that the Purchaser may rely on section 2.5 of NI 45-102 at the time of resale;

2. issued with the following restricted legend: "UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [INSERT DATE THAT IS FOUR MONTHS AND ONE DAY AFTER DISTRIBUTION DATE]; and

(2) the common shares of the Parent Company issued on exercise of the First Mining Warrants shall be:

1. issued as fully paid and non-assessable common shares of the Seller upon receipt of payment for such common shares; and

2. approved for listing on the Toronto Stock Exchange;

(v) favourable opinions, in form and substance satisfactory to the Purchaser, acting reasonably, from external legal counsel to the Seller as to, among other things: (i) the legal status of the Seller; (ii) the authority of the Seller to execute and deliver this Agreement; (iii) the execution and delivery of this Agreement and the enforceability thereof against the Seller; and (iv) the issuance of the First Mining Warrants;

(b) On or before the Closing Date, the Purchaser shall deliver the following to the Seller:

(i) a wire transfer in immediately available funds in the amount of $2,500,000 as partial payment of the Initial Advance Payment;

(ii) evidence of approval from the Toronto Stock Exchange for the listing of the First Majestic Shares to be issued pursuant to the Advance Payment;

(iii) the requisite number of First Majestic Shares pursuant to Section 3.1(a) issued to and registered in the name of the Seller (or as the Seller may direct in writing) as partial payment of the Initial Advance Payment, which shall be:

(1) issued pursuant to an exemption from the prospectus requirements of the *Securities Act* (British Columbia) such that the Seller may rely on section 2.5 of NI 45-102 at the time of resale;

(2) issued with the following restricted legend: "UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [INSERT DATE THAT IS FOUR MONTHS AND ONE DAY AFTER DISTRIBUTION DATE];

(3) subject to section 2.5 of NI 45-102, be freely transferrable;

(4) issued as fully paid and non-assessable common shares of the Purchaser upon receipt of payment for such common shares; and

(5) listed and posted for trading on the Toronto Stock Exchange and New York Stock Exchange;

to the extent such First Majestic Shares cannot be issued in accordance with this Section 4.1(b) and Section 3.1(a), then the Purchaser shall satisfy its obligations to deliver such First Majestic Shares by a wire transfer in immediately available funds in the amount of $7,500,000 instead of such First Majestic Shares;

(iv) a certificate of status, good standing or compliance (or equivalent) for the Purchaser issued by the relevant Governmental Authority dated no earlier than five (5) Business Days prior to the Closing Date;

(v) an executed certificate of a senior officer of the Purchaser, in form and substance satisfactory to the Seller, acting reasonably, as to (i) the constating documents of the Purchaser, (ii) the resolutions of the board of directors or other comparable authority of the Purchaser authorizing the execution, delivery and performance of this Agreement and the transactions contemplated hereby, including the issuance of the First Majestic Shares, and (iii) such other matters pertaining to the transactions contemplated hereby as the Seller may reasonably require; and

(vi) favourable opinions, in form and substance satisfactory to the Seller, acting reasonably, from external legal counsel to the Purchaser as to, among other things: (i) the legal status of the Purchaser; (ii) the authority of the Purchaser to execute and deliver this Agreement; (iii) the execution and delivery of this Agreement and the enforceability thereof against the Purchaser; (iv) the issuance of the First Majestic Shares issuable under this Agreement, and (v) such other matters pertaining to the transactions contemplated hereby as the Seller may reasonably require.

4.2 Second Advance Payment

(a) On or before the date five (5) Business Days following the Pre-Feasibility Announcement Date, the Purchaser shall deliver the following to the Seller:

(i) a wire transfer in immediately available funds in the amount of $3,750,000 as partial payment of the Second Advance Payment;

(ii) the requisite number of First Majestic Shares pursuant to Section 3.1(b) issued to and registered in the name of the Seller (or as the Seller may direct in writing) as partial payment of the Second Advance Payment, which shall be:

(1) issued pursuant to an exemption from the prospectus requirements of the *Securities Act* (British Columbia) such that the Seller may rely on section 2.5 of NI 45-102 at the time of resale;

(2) issued with the following restricted legend: "UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [INSERT DATE THAT IS FOUR MONTHS AND ONE DAY AFTER DISTRIBUTION DATE];

(3) subject to section 2.5 of NI 45-102, be freely transferrable;

(4) issued as fully paid and non-assessable common shares of the Purchaser upon receipt of payment for such common shares; and

(5) listed and posted for trading on the Toronto Stock Exchange and New York Stock Exchange; and

to the extent such First Majestic Shares cannot be issued in accordance with this Section 4.2(a) and Section 3.1(b), then the Purchaser shall satisfy its obligations to deliver such First Majestic Shares by a wire transfer in immediately available funds in the amount of $3,750,000 instead of such First Majestic Shares.

4.3 Third Advance Payment

(a) On or before the date five (5) Business Days following the EA Approval Date, the Purchaser shall deliver the following to the Seller:

(i) a wire transfer in immediately available funds in the amount of $2,500,000 as partial payment of the Third Advance Payment;

(ii) the requisite number of First Majestic Shares pursuant to Section 3.1(c) issued to and registered in the name of the Seller (or as the Seller may direct in writing) as partial payment of the Third Advance Payment, which shall be:

(1) issued pursuant to an exemption from the prospectus requirements of the *Securities Act* (British Columbia) such that the Seller may rely on section 2.5 of NI 45-102 at the time of resale;

(2) issued with the following restricted legend: "UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [INSERT DATE THAT IS FOUR MONTHS AND ONE DAY AFTER DISTRIBUTION DATE];

(3) subject to section 2.5 of NI 45-102, be freely transferrable;

(4) issued as fully paid and non-assessable common shares of the Purchaser upon receipt of payment for such common shares; and

(5) listed and posted for trading on the Toronto Stock Exchange and New York Stock Exchange; and

to the extent such First Majestic Shares cannot be issued in accordance with this Section 4.3(a) and Section 3.1(c), then the Purchaser shall satisfy its obligations to deliver such First Majestic Shares by a wire transfer in immediately available funds in the amount of $2,500,000 instead of such First Majestic Shares.

4.4 Capital Reorganization

(a) If and whenever at any time after the Closing Date, there is a reclassification or redesignation of the common shares outstanding of the Purchaser at any time or change of the common shares into other shares or into other securities, or a consolidation, amalgamation or merger of the Purchaser with or into any other corporation or other entity (other than a consolidation, amalgamation or merger which does not result in any reclassification or redesignation of the outstanding common shares or a change of the common shares into other shares), or a transfer of the undertaking or assets of the Purchaser as an entirety or substantially as an entirety to another corporation or other entity (any of such events being called a "**Capital Reorganization**"), the Seller, after the effective date

of such Capital Reorganization, will be entitled to receive in lieu of the number of First Majestic Shares to which the Seller was theretofore entitled upon such outstanding portion of the Advance Payment, at the sole option of the Seller, either (i) the requisite cash value that was to be attributed to the First Majestic Share portion of the Initial Advance Payment, Second Advance Payment and Third Advance Payment, as applicable (but only if the Capital Reorganization does not result in the Seller being entitled to be issued securities that are listed on a senior stock exchange in connection with the Initial Advance Payment, Second Advance Payment and Third Advance Payment, as applicable); or (ii) the aggregate number of shares, other securities, cash or other property which the Seller would have been entitled to receive as a result of such Capital Reorganization if, on the effective date thereof, the Seller had been the registered holder of the number of First Majestic Shares to which the Seller was theretofore entitled upon the full payment of the First Majestic shares pursuant to the Advance Payment. If determined appropriate by the Seller, appropriate adjustments will be made to this Agreement to reflect the consideration the Seller is entitled to received pursuant to the application of the provisions set forth in this Section 4.4 and will for all purposes be conclusively deemed to be an appropriate adjustment.

ARTICLE 5
TERM

5.1 Term

The term of this Agreement shall commence on the Execution Date and, subject to Sections 10.2(a)(ii) and 10.4(a)(iii), shall continue until the date that is 40 years after the Execution Date (the "**Initial Term**"). The Purchaser may terminate this Agreement at the end of the Initial Term by providing the Seller, prior to the expiry of the Initial Term, with written notice of its intention to terminate. If the Purchaser has not provided such notice prior to the expiry of the Initial Term, then this Agreement shall continue in full force and effect for successive 10 year periods (each, an "**Additional Term**" and together with the Initial Term, the "**Term**") unless and until the Purchaser provides written notice to the Seller terminating this Agreement at the end of the then current term; provided that if, from and after the second Additional Term, there has been no active mining operations at the Springpole Mining Properties for a ten year period this Agreement shall terminate at the end of such ten year period. For greater certainty, obligations with respect to ore that has been mined, produced, extracted or otherwise recovered from the Springpole Mining Properties prior to the end of the Term shall continue after the expiry of the Term.

5.2 Remaining Advance Payment

Upon expiration of the term of this Agreement or upon any early termination of this Agreement, in the event that the Advance Payment has not been reduced to nil in accordance with Section 2.4, the Seller shall pay, in cash, the remaining amount of the Advance Payment, as calculated in accordance with Section 2.4 to the Purchaser within 30 days of demand therefor. For greater certainty, this section 5.2 shall not apply in the event that the Seller shall have exercised the Buy-Back Right in accordance with Section 2.6.

ARTICLE 6
REPORTING; BOOKS AND RECORDS

6.1 Reporting Requirements

(a) From and after the Commencement of Production, the Seller shall deliver to the Purchaser a Quarterly Report on or before the fifteenth (15th) Business Day after the last day of each Calendar Quarter.

(b) From and after the Commencement of Production, at least once every 12 months, and promptly whenever an update to any Mine Plan is adopted by management of any Seller Group Entity with respect to the Springpole Mining Properties, the Seller shall provide to the Purchaser:

(i) the annual production forecast for silver from the Springpole Mining Properties during the upcoming calendar year (to be set out on a quarterly basis);

(ii) the amounts of Reference Silver as forecast for the upcoming calendar year (to be set out on a quarterly basis); and

(iii) a list of assumptions used in developing the forecasts referred to in paragraphs (i) and (ii), including the types, tonnages, silver grade, mining costs, processing costs, commodity prices and silver recoveries of ore from the Springpole Mining Properties during the applicable forecast period.

(c) The Seller shall notify the Purchaser of any material change in the actual or forecast Reference Silver and use commercially reasonable efforts to provide such notice in advance of any public announcement relating thereto.

(d) During the Term, the Seller shall provide the Purchaser with written notice of each of the following events promptly upon the Seller or any Seller Group Entity becoming aware of or having knowledge of such event:

(i) the occurrence of a Seller Event of Default, or any event or circumstance which, with notice or lapse of time or both, would become a Seller Event of Default or may result in a Seller Event of Default; and

(ii) any other condition or event which has resulted, or that could reasonably be expected to result, in a Material Adverse Effect,

in each case, accompanied by a written statement by a senior officer of the Seller setting forth details of the occurrence referred to therein.

(e) During the Term, the Purchaser shall provide the Seller with written notice, promptly upon the Purchaser becoming aware of or having knowledge, of the occurrence of a Purchaser Event of Default, or any event or circumstance which,

with notice or lapse of time or both, would become a Purchaser Event of Default or may result in a Purchaser Event of Default, accompanied by a written statement by a senior officer of the Purchaser setting forth details of the occurrence referred to therein.

6.2 Books and Records

The Seller shall keep, and shall cause the Mine Owner to keep, true, complete and accurate Books and Records to enable the Purchaser to confirm compliance with the terms and conditions of this Agreement, including the determination of the Reference Silver. From and after the Commencement of Production, the Seller shall, and shall ensure that the Mine Owner shall:

(a) provide copies to the Purchaser of; and

(b) subject to Section 6.5, permit the Purchaser and its authorized representatives and agents, at the Purchaser's expense, to perform audits, reviews and other examinations of,

such Books and Records from time to time, solely for the purpose of confirming compliance with the terms of this Agreement, upon not less than five (5) Business Days' prior written notice from the Purchaser, at mutually agreeable times during normal business hours, and in such a manner so as not to unreasonably interfere with the Seller's and Mine Owner's day-to-day business activities. For greater certainty, the Books and Records and all information derived therefrom shall be subject to Section 6.5 hereof. The Purchaser may avail itself of such rights to the Books and Records an aggregate maximum of twice per calendar year, except: (i) during the occurrence of a Seller Event of Default; or (ii) in connection with any Disputes under this Agreement.

6.3 Technical Reports

(a) The Seller shall prepare, or cause to be prepared, technical reports on the Springpole Mining Properties in compliance with Applicable Laws (including NI 43-101) as and when any Seller Group Entity is required to do so under Applicable Laws (including NI 43-101). The Seller shall provide to the Purchaser an advance draft copy of any such technical report on the Springpole Mining Properties before it is publicly filed, and in any event not less than seven (7) Business Days before it is so filed.

(b) If the Springpole Mining Properties constitute a "material property" of the Purchaser for purposes of NI 43-101, at the written request of the Purchaser and at the Purchaser's sole cost, the Seller shall use commercially reasonable efforts to provide the Purchaser or its Affiliates with:

(i) qualified persons' consents, qualified persons' certificates or other technical data, records or information pertaining to the Mining Properties, as would reasonably be necessary to prepare a technical report in compliance with

Applicable Laws (including NI 43-101), in the possession or control of any Seller Group Entity;

(ii) copies of any technical report and cause the authors of such technical report to have such technical report addressed directly to the Purchaser or any of its Affiliates if the Purchaser or any of its Affiliates is required to file such technical reports under Applicable Laws (including NI 43-101); and

(iii) such other scientific and technical information as the Purchaser reasonably requests for the purpose of the Purchaser or any of its Affiliates:

(A) preparing a technical report on the Springpole Mining Properties in accordance with Applicable Laws (including NI 43-101); and

(B) complying with the continuous disclosure obligations of the Purchaser or any of its Affiliates under Applicable Laws.

(c) The Purchaser shall provide to the Seller an advance draft copy of any technical report on the Springpole Mining Properties prepared by or for it in compliance with Applicable Laws (including NI 43-101) before it is publicly filed or otherwise publicly announced, and in any event not less than fifteen (15) Business Days before it is filed or announced and the Purchaser shall accept any comments provided by the Seller, acting reasonably.

(d) The Purchaser will severally defend, indemnify and hold harmless the Seller and its directors, officers, employees and consultants for any Losses suffered or incurred by the Seller or its directors, officers, employees or consultants to the extent that they have acted as a qualified person (as such term is defined in NI 43-101) in connection with the technical reports, consents, certificates and other documents prepared or delivered under Section 6.3(b), except, and to the extent that, such Losses are caused by such qualified person's negligence or wilful misconduct, and will confirm and agree to such indemnity in writing at the request of that qualified person.

6.4 Inspections

Subject at all times to the health and safety and workplace rules and supervision of the Seller or the Mine Owner, from and after the Commencement of Production, the Seller hereby grants, and shall cause the Mine Owner to grant, to the Purchaser and its representatives and agents, at reasonable times and upon not less than twenty (20) Business Days' prior written notice, and at the Purchaser's sole risk and expense, the right to access and physically inspect the Books and Records and the Springpole Mine and the Mineral Processing Facility, in each case to monitor and review the mining operations on the Springpole Mining Properties and processing operations at the Mineral Processing Facility, to confirm compliance with the terms and conditions of this Agreement and to prepare technical reports in accordance with Applicable Laws (including NI 43-101) and as otherwise required by Applicable Laws. The Purchaser shall defend, indemnify and hold the Seller and the Mine Owner harmless from and against all Losses arising from or related

to all claims for damages, including injury or damage to persons or property, or death, sustained by the Purchaser, its agents or employees while in or upon the Springpole Mining Properties, except to the extent the same are caused by the negligence or willful misconduct of the Seller or the Mine Owner. The Purchaser may avail itself of such rights of access a maximum of twice per calendar year with respect to the Springpole Mining Properties, except: (i) during the occurrence of a Seller Event of Default; or (ii) in connection with any Disputes under this Agreement.

6.5 Confidentiality

(a) Each Party agrees that it shall maintain as confidential and shall not disclose, and shall cause its Affiliates, employees, officers, directors, advisors, agents and representatives (collectively with the Party, a "**Receiving Party**") to maintain as confidential and not to disclose any information (whether written, oral or in electronic or other format) received or reviewed by a Receiving Party from any other Party, its Affiliates, employees, officers, directors, advisors, agents or representatives (a "**Disclosing Party**") as a result of or in connection with this Agreement ("**Confidential Information**"), except in the following circumstances:

(i) a Receiving Party may disclose Confidential Information to its professional advisors, including its auditors, legal counsel, lenders, brokers, underwriters and investment bankers, and other prospective acquisition or financing parties, provided each person to whom the Confidential Information is disclosed agrees to be bound by these terms of confidentiality (or is bound by professional obligations to maintain confidentiality) and may only use such information for the limited purpose for which it was disclosed;

(ii) subject to Sections 6.5(c) and 12.9, a Receiving Party may disclose Confidential Information where that disclosure is necessary to comply with any Applicable Law;

(iii) a Receiving Party may disclose Confidential Information where such information is already public knowledge other than by a breach of the confidentiality terms of this Agreement or is known by the Receiving Party prior to the entry into of this Agreement or obtained independently of this Agreement and the disclosure of such information would not breach any other confidentiality obligations;

(iv) with the approval of the Disclosing Party; and

(v) a Receiving Party may disclose Confidential Information to those of its and its Affiliates' directors, officers, employees and agents who need to have knowledge of the Confidential Information.

(b) Each Party shall ensure that its and its Affiliates' employees, directors, officers and agents and those persons listed in Sections 6.5(a)(i) and (v), where applicable, are made aware of this Section 6.5 and comply with the provisions of this Section 6.5. Each Party shall be liable to the other Party for any improper use or disclosure of

such terms or information by such persons. In addition, each Party has the right to pursue causes of action or other acts against such persons.

(c) If a Party or its Affiliate is required to file this Agreement in any public registry, filing system or depository, including SEDAR in order to comply with Applicable Laws, it shall notify the other Party of such requirement, and the Parties shall consult with each other with respect to any proposed redactions to the Agreement in compliance with such laws before it is filed in any such registry, filing system or depository.

6.6 Notice of Commencement of Production

The Seller shall provide the Purchaser with written notice of the Commencement of Production within 15 days of the occurrence thereof.

ARTICLE 7
COVENANTS

7.1 Conduct of Operations

(a) All decisions regarding the Springpole Mining Properties, the Minerals and the Mineral Processing Facility, including all decisions concerning the methods, extent, timing, procedures and techniques of any:

(i) exploration, expansion, development, exploitation, mining and closure related to the Springpole Mining Properties, including, but not limited to, spending on capital expenditures;

(ii) subject to Section 7.2, milling, processing, refining or extraction;

(iii) subject to Section 7.2, materials to be introduced on or to the Springpole Mining Properties or the Mineral Processing Facility; and

(iv) except as provided for in Section 7.4(b), sales of Minerals and terms thereof;

shall be made by the Mine Owner or other applicable Affiliates of the Seller, in its sole discretion. Nothing in this Agreement shall restrict the Seller from placing the Springpole Mining Properties on care and maintenance at any time and from time to time, in its sole discretion.

(b) Notwithstanding Section 7.1(a), the Seller agrees that it shall ensure that the Mine Owner and each of its applicable Affiliates carries out and performs all mining operations and activities pertaining to or in respect of the Springpole Mining Properties and Mineral Processing Facility in a commercially reasonable manner, in compliance in all material respects with all Applicable Laws, in accordance with all material terms of any Approvals and other licences, permits and authorizations material to the Springpole Mining Properties and Mineral Processing Facility and

in a manner not materially inconsistent with sound mining, processing, engineering and environmental practices prevailing in the mining industry.

(c) The Seller agrees that it will not disclaim the Agreement as part of any process related to an Insolvency Event of the Seller.

7.2 Processing/Commingling

(a) From and after the Commencement of Production, the Seller shall not, and shall ensure that the Mine Owner does not, process Other Minerals through the Mineral Processing Facility in priority to or in place of, or commingle Other Minerals with, Minerals containing Reference Silver, unless:

(i) the Mine Owner has adopted and employs reasonable practices and procedures for weighing, determining moisture content, sampling and assaying and determining recovery factors (a "**Commingling Plan**"), such Commingling Plan to ensure the division of Other Minerals and Minerals for the purposes of determining the quantum of the Reference Silver to be delivered hereunder;

(ii) the Purchaser has approved the Commingling Plan and any changes to such plan which may be proposed from time to time, such approval not to be unreasonably withheld; and

(iii) the Mine Owner keeps all books, records, data and samples required by the Commingling Plan and makes such books, records, data and samples available to the Purchasers in accordance with the terms of this Agreement.

(b) The Seller shall provide notice to the Purchaser of the commencement of any commingling of Other Minerals with Minerals containing Reference Silver at least five (5) Business Days prior to such commencement.

7.3 Preservation of Corporate Existence

(a) Subject to Sections 7.3(b) and 8.2, the Seller shall do all things necessary or advisable to maintain its corporate existence and the Seller shall ensure that each Seller Group Entity (other than the Parent Company) will do all things necessary or advisable to maintain its corporate existence.

(b) Subject to Section 8.2, the Seller shall not, and the Seller shall not permit any other Seller Group Entity (other than the Parent Company) to, merge, amalgamate or consolidate with another entity or reincorporate, reconstitute into or as another entity unless at the time of such merger, amalgamation, consolidation, reincorporation or reconstitution the resulting, surviving or transferee entity assumes in favour of the Purchaser all obligations of the Seller or other Seller Group Entity, as applicable, under this Agreement.

7.4 Offtake Agreements

(a) The Seller shall, and shall cause the Mine Owner and its Affiliates to, ensure that, when Minerals that contain Reference Silver are sold, all such Minerals are sold to an Offtaker pursuant to an Offtake Agreement.

(b) The Seller shall, and shall cause the Mine Owner and any of its Affiliates that is a party to an Offtake Agreement to, ensure that all Offtake Agreements are on commercially reasonable terms and conditions.

(c) The Seller shall ensure that the Mine Owner and any of its Affiliates that is a party to an Offtake Agreement deliver all Minerals that include Reference Silver to each Offtaker, in such quantity, description and amounts and at such times and places as required under and in accordance with each Offtake Agreement.

(d) Subject to any confidentiality provisions, the Seller shall, and shall cause the Mine Owner and any of its Affiliates that is a party to an Offtake Agreement to provide to the Purchaser, promptly upon its request, copies of all Offtake Agreements and any material amendments thereto.

(e) The Seller shall take commercially reasonable steps to enforce, and shall ensure that the Mine Owner and any of its Affiliates that is a party to an Offtake Agreement will take commercially reasonable steps to enforce, its rights and remedies under such Offtake Agreement with respect to any breaches of the terms or conditions thereof relating to silver.

7.5 Insurance

The Seller shall, and the Seller shall cause the Mine Owner to, keep insured with reputable insurance companies all of the assets, property and undertaking that comprises the Springpole Mine, including the Springpole Mining Properties and the Mineral Processing Facility, and all shipments of Minerals to an Offtaker, in amounts and against losses or damages, including property damage and public liability, on a basis consistent with insurance obtained by reasonably prudent participants in similar businesses in similar locations. The Seller shall promptly provide the Purchaser with such evidence of insurance as the Purchaser may from time to time reasonably require.

7.6 Right of First Refusal For Future Silver Streams

(a) If, at any time and from time to time a Seller Group Entity or any of its Affiliates (the "**Vendor**") receives an offer from a third party to purchase or provide a Future Silver Stream Financing (a "**Future Silver Stream Financing Offer**"), and the Vendor is willing to accept that Future Silver Stream Financing Offer, then the Seller shall cause the Vendor, by notice in writing delivered to the Purchaser, to offer to sell all, but not less than all, of the Future Silver Stream Financing so sought to be purchased by the third party under the Future Silver Stream Financing Offer to the Purchaser at the same price and otherwise upon the same terms and conditions as are contained in the Future Silver Stream Financing Offer (the "**RFR**

Offer"); provided that, if the Future Silver Stream Financing Offer includes non-cash consideration that is personal to the third party (including shares of the third party), then the Purchaser shall be entitled to substitute such non-cash consideration with non-cash consideration that is personal to the Purchaser with the same or greater value as the third party's non-cash consideration and further provided that, if the Future Silver Stream Financing Offer includes the purchase of any asset from the Vendor or the provision of any financing other than a Future Silver Stream Financing to the Vendor, then the Purchaser shall be entitled to purchase only the Future Silver Stream Financing, and the RFR Offer must specify the Vendor's good faith estimate of the cash equivalent value being offered by the third party for the Future Silver Stream Financing only. If the Purchaser does not agree with the foregoing estimate, such disagreement, if not resolved, will constitute a dispute and shall be resolved pursuant to Section 10.8, in which case all time periods referred to in this Section 7.6 shall be extended by the time taken to obtain such final determination.

(b) The Purchaser may, within twenty (20) days from the date of delivery of the RFR Offer, accept the RFR Offer by notice in writing delivered to the Vendor in which event it shall then become a binding agreement of purchase and sale between the Purchaser and the Vendor at the price and upon the terms and conditions contained in the RFR Offer; provided that, if so elected by the Purchaser in its acceptance notice, the Purchaser may require that the terms and conditions contained in the RFR Offer be amended to require that silver and deliveries be sold and delivered to the Purchaser by the Seller (rather than the Vendor) pursuant to a transaction structure substantially similar to the transaction structure contemplated by this Agreement.

(c) Without prejudice to the binding nature of the agreement between the Vendor or the Seller and the Purchaser referred to in Section 7.6(b), the Vendor or the Seller and Purchaser shall negotiate in good faith a definitive written agreement providing for such sales and deliveries from the Vendor or the Seller on the terms and conditions of the RFR Offer, in form and content acceptable to the Purchaser and the Seller, acting reasonably, during the sixty (60) days following the date on which the Purchaser accepts the RFR Offer.

(d) If the Purchaser does not accept the RFR Offer, then the Vendor shall be free to sell all (but not less than all) of such Future Silver Stream Financing to the applicable third party pursuant to the Future Silver Stream Financing Offer. If the Vendor and the third party have not entered into a binding, written agreement pertaining to all (but not less than all) of such Future Silver Stream Financing within sixty (60) days of the expiry of the 20 day period set forth in Section 7.6(b), then the Seller and the Vendor shall again be required to comply with the terms of this Section 7.6 with respect to that Future Silver Stream Financing Offer before selling the Future Silver Stream Financing that is the subject to the Future Silver Stream Financing Offer to a third party.

(e) For the avoidance of doubt, this Section 7.6 shall not apply to any (i) silver spot sales, (ii) silver forward sales or options or other silver sales to a financial institution or bullion bank, (iii) internal transfers among the Seller and its Affiliates, provided that any such transfer complies with this Agreement, (iv) any private or public offering of securities that are backed by silver, paid in silver, priced based on silver prices or have payment obligations based on silver prices, or (v) any Offtake Agreement.

ARTICLE 8
TRANSFERS OF INTEREST

8.1 Prohibition on Transfers and Change of Control

Except as set out in Sections 8.2 or 8.6, or with the prior written consent of the Purchaser, such consent not to be unreasonably withheld, the Seller shall not, and the Seller shall ensure that none of the Seller Group Entities, agree to, or enter into, any agreement, arrangement or other transaction with any person that would cause, or otherwise support, allow or permit to occur:

(a) a Transfer of all or substantially all of the Springpole Mine Assets; or

(b) a Change of Control of the Seller or any other Seller Group Entity (other than the Parent Company).

8.2 Permitted Transfers and Changes of Control

Section 8.1 shall not prohibit (i) any Change of Control of any Seller Group Entity; or (ii) any Transfer of the Mine Assets if:

(a) in the case of a Transfer of all or substantially all of the Mine Assets to a person that is not an Affiliate of the Seller Group Entities:

(i) the Seller shall have provided the Purchaser with at least twenty (20) days prior written notice of the completion of the proposed Transfer;

(ii) the Mine Owner, or any person to which the Mine Assets have been transferred in accordance with Section 8.2(d), transfers all, or substantially all, of the Mine Assets to the same transferee or transferees, as applicable (the "**New Owner**" or "**New Owners**");

(iii) the Mine Owner, or any person to which the Mine Assets have been transferred in accordance with Section 8.2(d), transfers all, but not less than all, of the Springpole Mining Properties related to such Mine Assets to the New Owner or New Owners;

(iv) with respect to the Mine Assets, the Seller assigns all its rights and obligations under this Agreement to the New Owners or an Affiliate of each of the New Owners (the "**New Seller**" or "**New Sellers**"), as applicable,

concurrently with the Transfer under Sections 8.2(a)(ii) and (iii), and each of the New Sellers, as applicable, assumes in favour of the Purchaser all of the Seller's obligations under this Agreement with respect to such Mine Assets pursuant to an agreement in form and substance satisfactory to the Purchaser, acting reasonably (and upon such assumption and agreement and completion of the Transfer in accordance with this Section 8.2(a), the Seller shall be released from its obligations hereunder with respect to the Mine Assets, except for any obligations that remain outstanding or for any rights that have accrued to the Purchaser prior to such assumption and agreement);

(v) each New Seller and the New Owner satisfy the conditions set forth in Sections 4.1(a)(ii), (iii) and (v), as applicable, as if such provisions applied to each New Seller and New Owner, with appropriate modifications;

(vi) all necessary material consents and approvals of any Governmental Authority or other person are obtained or satisfied with respect to such Transfer;

(vii) such Transfer does not result in a material increase in any Taxes payable by the Purchaser in respect of the transactions contemplated by this Agreement; and

(viii) there is no Seller Event of Default (or an event which with notice or lapse of time or both would become a Seller Event of Default) that has occurred and has not been cured in accordance with this Agreement.

(b) in the case of a Change of Control of a Seller Group Entity (other than the Seller and Parent Company):

(i) the Seller shall have provided the Purchaser with at least twenty (20) days prior written notice of the proposed Change of Control;

(ii) with respect to the applicable Seller Group Entity, the person acquiring control of the Seller Group Entity under the Change of Control, as applicable, or an Affiliate of such person, assumes in favour of the Purchaser all of the Seller's obligations under this Agreement with respect to the Springpole Mine directly or indirectly owned by such acquired Seller Group Entity, such assumption to occur pursuant to an agreement in form and substance satisfactory to the Purchaser, acting reasonably (and upon such assumption and agreement and completion of the Change of Control, the Seller shall be released from its obligations hereunder with respect to the Springpole Mine directly or indirectly owned by such acquired Seller Group Entity, except for any obligations that remain outstanding or for any rights that have accrued to the Purchaser prior to such assumption and agreement);

(iii) the Affiliate and the New Parent owner of the acquired Seller Group Entity satisfies the conditions set forth in Sections 4.1(a)(ii), (iii), and (v), as

applicable, as if such provisions applied to them, with appropriate modifications;

(iv) all necessary material consents and approvals of any Governmental Authority or other person are obtained or satisfied with respect to such Change of Control;

(v) such Change of Control does not result in a material increase in any Taxes payable by the Purchaser in respect of the transactions contemplated by this Agreement; and

(vi) there is no Seller Event of Default (or an event which with notice or lapse of time or both would become a Seller Event of Default) that has occurred and has not been cured in accordance with this Agreement.

(c) in the case of a Change of Control of the Seller:

(i) the Seller shall have provided the Purchaser with at least twenty (20) days prior written notice of the proposed Change of Control;

(ii) the person acquiring control of the Seller under the Change of Control or an Affiliate of such person assumes in favour of the Purchaser all of the Seller's obligations under this Agreement pursuant to an agreement in form and substance satisfactory to the Purchaser, acting reasonably (and upon such assumption and agreement and completion of the Change of Control in accordance with this Section, the Seller shall be released from its obligations hereunder, except for any obligations that remain outstanding or for any rights that have accrued to the Purchaser prior to such assumption and agreement);

(iii) the person acquiring control of the Seller or the Affiliate satisfies the conditions set forth in Sections 4.1(a)(ii), 4.1(a)(iii) and 4.1(a)(v), as applicable, as if such provisions applied to it, with appropriate modifications;

(iv) all necessary material consents and approvals of any Governmental Authority or other person are obtained or satisfied with respect to such Change of Control;

(v) such Change of Control does not result in a material increase in any Taxes payable by the Purchaser in respect of the transactions contemplated by this Agreement; and

(vi) there is no Seller Event of Default (or an event which with notice or lapse of time or both would become a Seller Event of Default) that has occurred and has not been cured in accordance with this Agreement.

(d) in the case of a Transfer of all or substantially all of the Mine Assets to an Affiliate of the Mine Owner in connection with an internal reorganization:

(i) the Seller shall provide the Purchaser with written notice of the Transfer within five (5) days of completion;

(ii) the Seller provides a confirmation in writing in favour of the Purchaser that its obligations under this Agreement shall continue in full force and effect despite any such Transfer and provides written confirmation satisfactory to the Purchaser, acting reasonably, that the Seller will continue to be able to satisfy its obligations hereunder;

(iii) all necessary material consents and approvals of any Governmental Authority or other person are obtained or satisfied with respect to such Transfer;

(iv) such Transfer does not result in a material increase in any Taxes payable by the Purchaser in respect of the transactions contemplated by this Agreement; and

(v) there is no Seller Event of Default (or an event which with notice or lapse of time or both would become a Seller Event of Default) that has occurred and has not been cured in accordance with this Agreement.

(e) in the case of a Seller Group Entity entering into a minority interest disposition, joint venture or other similar commercial arrangement, in any case involving a Transfer of any Mine Assets with another person that is not a Seller Group Entity:

(i) the Seller shall provide the Purchaser with written notice of the disposition, joint venture or other similar commercial arrangement within five (5) days of completion;

(ii) the Parent Company retains at least an indirect majority undivided interest in the assets, property and undertaking of the Springpole Mine;

(iii) the Seller provides written confirmation satisfactory to the Purchaser, acting reasonably, that the Seller will continue to be able to satisfy its obligations hereunder;

(iv) a Seller Group Entity is at all times the operator of the Springpole Mine;

(v) such other person in a document, in form and substance satisfactory to the Purchaser, acknowledges to the Seller, the Seller Group Entities, the Purchaser and any other applicable person, the obligations of the Seller under this Agreement;

(vi) all necessary material consents and approvals of any Governmental Authority or other person are obtained or satisfied with respect to such arrangements;

(vii) such transaction does not result in a material increase in any Taxes payable by the Purchaser in respect of the transactions contemplated by this Agreement; and

(viii) there is no Seller Event of Default (or an event which with notice or lapse of time or both would become a Seller Event of Default) that has occurred and has not been cured in accordance with this Agreement.

For greater certainty nothing in this Article 8 shall prevent the grant of an Encumbrance by a Seller Group Entity on any of the Mine Assets. In addition, any public announcement by way of press release by a Seller Group Entity of any of the applicable events provided for in Article 8 shall constitute notice to the Purchaser for the purposes of Sections 8.2(a)(i), 8.2(b)(i) and 8.2(c)(i) provided that a copy of such press release is provided to the Purchaser at the time of the release.

8.3 Transfers by the Seller

(a) Subject to Section 8.3(b), the Seller may not Transfer all or any part of its rights or obligations under this Agreement without the prior written consent of the Purchaser, such consent not to be unreasonably withheld.

(b) Nothing herein shall prevent the Seller from a Transfer of this Agreement to any of its Affiliates without the consent of the Purchaser, in which case all references to Seller in this Agreement will be deemed to be references to its respective transferee, provided that the transferee covenants and agrees to continue to be bound by and perform all of the obligations of the Seller under this Agreement and such Transfer shall not result in a material increase in any Taxes payable by the Purchaser in respect of the transactions contemplated by this Agreement.

8.4 Transfers by the Purchaser

(a) Except as set out in Section 8.4(b), or with the prior written consent of the Seller, such consent not to be unreasonably withheld, the Purchaser shall not agree to, or enter into, any agreement, arrangement or other transaction with any person that would cause, or otherwise support, allow or permit to occur, a Transfer of any of its rights or obligations under this Agreement.

(b) The Purchaser may Transfer all of its rights or obligations under this Agreement without the prior written consent of the Seller, provided:

(i) the Purchaser shall provide the Seller written notice of the Transfer at least twenty (20) days prior to completion;

(ii) the transferee covenants and agrees to continue to be bound by and perform all of the obligations of the Purchaser under this Agreement and, in the event such Transfer occurs prior to payment in full of the Advance Payment, Sections 3.1(b), 3.1(c), 4.2 and 4.3, as applicable, with respect to references to the issuance of First Majestic Shares will be deemed to be amended so that any required issuances of First Majestic Shares will instead be settled in cash only as and when due;

(iii) such Transfer does not result in an increase in any Taxes payable by the Seller in respect of the transactions contemplated by this Agreement; and

(iv) there is no Purchaser Event of Default (or an event which with notice or lapse of time or both would become a Purchaser Event of Default) that has occurred and is continuing.

(c) Nothing herein shall prevent the Purchaser from Transferring its rights or obligations under this Agreement (other than the obligation to issue the First Majestic Shares as part of the Second Advance Payment and the Third Advance Payment, which shall remain an obligation of the Purchaser) to any of its Affiliates without the consent of the Seller, in which case all references to Purchaser in this Agreement will be deemed to be references to its respective transferee, as applicable, provided:

(i) the Purchaser shall give the Seller notice of any such Transfer as soon as reasonably practicable prior to the completion of such Transfer;

(ii) the transferee agrees covenants and agrees to continue to be bound by and perform all of the obligations of the Purchaser under this Agreement (other than the obligation to issue the First Majestic Shares as part of the Second Advance Payment and the Third Advance Payment, which shall remain an obligation of the Purchaser);

(iii) such Transfer does not result in an increase in any Taxes payable by the Seller in respect of the transactions contemplated by this Agreement; and

(iv) there is no Purchaser Event of Default (or an event which with notice or lapse of time or both would become a Purchaser Event of Default) that has occurred and is continuing.

8.5 Restricted Persons

Notwithstanding anything in this Agreement to the contrary, no Party may effect a Transfer of its rights or obligations under this Agreement to any Restricted Person.

8.6 Abandonment

If the Mine Owner intends to abandon, surrender, relinquish or let lapse any of the Springpole Mining Properties (the "**Abandonment Property**"), the Seller shall have first

determined, acting in a commercially reasonable manner, that it is not economical to mine Minerals from the Abandonment Property, following which the Mine Owner may abandon the Abandonment Property and shall thereafter have no further obligation to maintain the title to the Abandonment Property; provided, however, that if any Seller Group Entity reacquires a direct or indirect interest in any part of the Abandonment Property, the production of silver from such property shall be subject to this Agreement.

ARTICLE 9
REPRESENTATIONS AND WARRANTIES

9.1 Representations and Warranties of the Seller

The Seller, acknowledging that the Purchaser is entering into this Agreement in reliance thereon, hereby makes the representations and warranties to the Purchaser set forth in Schedule C as of the date of this Agreement, except as otherwise stated therein.

9.2 Representations and Warranties of the Purchaser

The Purchaser, acknowledging that the Seller is entering into this Agreement in reliance thereon, hereby makes the representations and warranties to the Seller set forth in Schedule D as of the date of this Agreement, except as otherwise stated therein.

9.3 Survival of Representations and Warranties

The representations and warranties set forth above shall survive the execution and delivery of this Agreement until the three (3) year anniversary of the Execution Date.

9.4 Knowledge of the Seller

Where any representation or warranty contained in this Agreement is expressly qualified by reference to the "knowledge" of the Seller, it shall be deemed to refer to the actual knowledge of any director or officer of the Parent Company and the Mine Owner, and all knowledge which such persons would have if such person made due enquiry into the relevant subject matter having regard to the role and responsibilities of such person as a director or officer of the Parent Company and the Mine Owner.

9.5 Knowledge of the Purchaser

Where any representation or warranty contained in this Agreement is expressly qualified by reference to the "knowledge" of the Purchaser, it shall be deemed to refer to the actual knowledge of any director or officer of the Purchaser, and all knowledge which such persons would have if such person made due enquiry into the relevant subject matter having regard to the role and responsibilities of such person as a director or officer of the Purchaser.

ARTICLE 10
DEFAULTS AND DISPUTES

10.1 Seller Events of Default

Each of the following events or circumstances constitutes an event of default by the Seller (each, a "**Seller Event of Default**"):

(a) the Seller fails to sell and deliver Payable Silver to the Purchaser on the terms and conditions set forth in this Agreement within ten (10) Business Days of receipt of notice from the Purchaser notifying the Seller of such default;

(b) the Seller is in breach or default of any of its representations, warranties, covenants or obligations set forth in this Agreement in any material respect (other than a breach or default of the covenants and obligations referenced in Section 10.1(a)), and such breach or default is not remedied within thirty (30) days following delivery by the Purchaser to the Seller of written notice, or such longer period of time as the Purchaser may determine in its sole discretion;

(c) the Mine Owners do not observe and perform any covenant or obligation that the Seller is required to ensure the Mine Owner observe or perform under this Agreement or that otherwise relates to the Mine Owner, in any material respect, and such non-observance or non-performance is not remedied within a period of thirty (30) days following delivery by the Purchaser to the Seller of written notice of such non-observance or non-performance, or such longer period of time as the Purchaser may determine in its sole discretion; and

(d) the Seller is in breach of Article 8 and such breach or default is not remedied within seven (7) days following delivery by the Purchaser to the Seller of written notice, or such longer period of time as the Purchaser may determine in its sole discretion.

10.2 Purchaser Remedies

(a) If a Seller Event of Default occurs and is continuing, the Purchaser shall have the right, upon written notice to the Seller, at its option and in addition to and not in substitution for any other remedies available at law or equity, to take any or all of the following actions:

(i) demand all amounts and deliveries owing by the Seller to the Purchaser, and set off any such amount in accordance with Section 11.5;

(ii) terminate this Agreement by written notice to the Seller and, without limiting Section 10.2(a), demand all Losses suffered or incurred as a result of the occurrence of such Seller Event of Default and termination. Notwithstanding any other provision of this Article 10, if a Seller Event of Default under Sections 10.1(b), 10.1(c) or 10.1(d) has occurred and is continuing, then the Purchaser shall have no right to terminate this

Agreement, but it shall be entitled to all other remedies available to it at law or at equity;

(iii) bring an action for specific performance; and

(iv) in the event of any Transfer in breach of Sections 8.1, 8.2 or 8.3, take all steps available under Applicable Law to have such Transfer declared null and void.

(b) For greater certainty, if the Purchaser does not exercise its right under Section 10.2(a)(ii), the obligations of the Seller under this Agreement shall continue in full force and effect.

10.3 Purchaser Events of Default

Each of the following events or circumstances constitutes an event of default by the Purchaser (each, a "**Purchaser Event of Default**"):

(a) the Purchaser fails to pay for Refined Silver on the terms and conditions set forth in this Agreement within ten (10) Business Days of receipt of notice from the Seller notifying the Purchaser of such default;

(b) the Purchaser is in breach or default of any of its representations, warranties, covenants or obligations set forth in this Agreement in any material respect (other than a breach or default of the covenants and obligations referenced in Sections 10.3(a)), and, except in respect of breaches or defaults of any covenants or obligations set forth in Section 8.4, which for greater certainty shall have no cure period, such breach or default is not remedied within thirty (30) days following delivery by the Seller to the Purchaser of written notice, or such longer period of time as the Seller may determine in its sole discretion; and

(c) the Purchaser fails to pay the Initial Advance Payment, Second Advance Payment or Third Advance Payment in accordance with the terms of this Agreement.

10.4 Seller Remedies

(a) If a Purchaser Event of Default occurs and is continuing, the Seller shall have the right, upon written notice to the Purchaser, at its option and in addition to and not in substitution for any other remedies available at law or equity, to take any or all of the following actions:

(i) demand all amounts due and payable from the Purchaser to the Seller prior to such Purchaser Event of Default but not yet paid, and set off any such amount in accordance with Section 11.5; and

(ii) in the event of a Purchaser Event of Default set out in Section 10.3(a), upon written notice to the Purchaser, suspend its delivery obligations in respect of Payable Silver under Section 2.2 (other than those delivery obligations

that arose prior to the date of such Purchaser Event of Default) and its obligations under Sections 6.1, 6.2, 6.3 and 6.4, and such other obligations contained herein as are required in connection therewith;

(iii) in the event of a Purchaser Event of Default set out in Section 10.3(c) and the Purchaser fails to pay the Initial Advance Payment, Second Advance Payment or Third Advance Payment, then, notwithstanding Section 11.4(b), interest shall accrue on the Initial Advance Payment, Second Advance Payment or Third Advance Payment, as applicable, until it is paid in full at the Prime Rate plus 500 basis points. If the Purchaser has not paid the Initial Advance Payment, Second Advance Payment or Third Advance Payment, as applicable, by the date that is ninety (90) days after such payment due date, then the Seller shall have the right to terminate this Agreement at any time after such sixty (90) day period upon notice to the Purchaser and, without limiting Section 10.4(a), demand all Losses suffered or incurred as a result of the occurrence of such Purchaser Event of Default;

(iv) bring an action for specific performance; and

(v) in the event of any Transfer in breach of Section 8.4, take all steps available under Applicable Law to have such Transfer declared null and void.

(b) For greater certainty, if the Seller does not exercise its right under Section 10.4(a)(iii), the obligations of the Purchaser under this Agreement shall continue in full force and effect.

10.5 Indemnity

(a) Each of the Parties agrees to indemnify and save harmless the other Parties and their respective Affiliates and directors, officers, employees and agents from and against any and all Losses suffered or incurred by any of the foregoing persons in connection with:

(i) any inaccuracy in or default or breach of any representation or warranty of such Party contained in this Agreement;

(ii) any breach or non-performance by such Party of any covenant or obligation to be performed by it pursuant to this Agreement;

(iii) in the case of indemnification by the Seller, a Seller Event of Default;

(iv) in the case of indemnification by the Purchaser, a Purchaser Event of Default; and

(v) pursuing any remedies that a Party is entitled to hereunder.

(b) This Section 10.5 is:

(i) a continuing obligation, separate and independent from the Parties' other obligations and survives the termination of this Agreement; and

(ii) absolute and unconditional and unaffected by anything that might have the effect of prejudicing, releasing, discharging or affecting in any other way the liability of the Party giving the indemnity.

(c) It is not necessary for a Party to incur expense or make payment before enforcing a right of indemnity under this Agreement.

10.6 Other Remedies

Notwithstanding any other expressed right or remedy under this Agreement, each of the Seller and the Purchaser shall be entitled to all other remedies available to it at law or in equity, including claims for specific performance and injunctive relief.

10.7 Disputed Reports

(a) Any invoice or report provided pursuant to Sections 2.3 and 6.1 and all deliveries of Payable Silver under this Agreement shall be deemed final and conclusive for all purposes with no adjustments, revisions or obligation to deliver any additional silver or return any Payable Silver, or make or return any additional payment in respect of Payable Silver, unless a Party notifies the other in writing (a "**Dispute Notice**") that it disputes a previous invoice, report or quantity of silver previously delivered within two years from the date of delivery of such invoice, report or silver;

(b) The Purchaser and the Seller shall have thirty (30) days from the date the Dispute Notice is delivered to resolve the dispute. If the Purchaser and the Seller have not resolved the dispute within such period, then the Seller will deliver an Auditor's Report with respect to the subject matter of the dispute. Each of the Parties agrees to deliver such Books and Records as may be reasonably requested by the person completing the Auditor's Report; and

(c) If the Dispute Notice is initiated by the Purchaser, the costs of the Auditor's Report shall be paid by the Purchaser, unless the Auditor's Report concludes that the quantity of Payable Silver for the period covered by the Dispute Notice is greater than the quantity of Payable Silver actually delivered in respect of such period, in which event the cost of the Auditor's Report shall be for the account of the Seller.

10.8 Disputes

Other than a Dispute to which Section 10.7 applies, if a Dispute arises between the Parties (and for this purposes any of the Seller Group Entities involved in the Dispute shall be deemed to be one Party, and the Purchaser the other Party), including with respect to an

Auditor's Report, the Parties shall promptly and in good faith attempt to resolve such Dispute through negotiations conducted in the following manner:

(a) the disputing Party shall give written notice to the other Parties to the Dispute, which notice shall include a statement of the disputing Party's position and a summary of the arguments supporting its position;

(b) within thirty (30) days after receipt of such notice, each receiving Party shall submit a written response to the disputing Party which shall also include a statement of the receiving Party's position and a summary of the arguments supporting its position;

(c) the Chief Executive Officer or President of each of the Parties to the Dispute shall meet at a mutually acceptable time and place, but in any event within thirty (30) days after issuance of the disputing Party's written notice to attempt to resolve the Dispute; and

(d) if the Dispute has not been resolved within thirty (30) days after such meeting, any Party may pursue all other rights and remedies available at law.

ARTICLE 11
ADDITIONAL PAYMENT TERMS

11.1 Payments

All cash payments due by one Party to another under this Agreement shall be made in U.S. Dollars and shall be made by wire transfer in immediately available funds to the bank account or accounts designated by the other Party in writing from time to time.

11.2 Taxes

(a) Subject to Section 11.2(b), all deliveries of Payable Silver and all amounts paid hereunder shall be made without any deduction, withholding, charge or levy for or on account of any Taxes, all of which shall be for the account of the Party making such delivery or payment. If any such Taxes (other than Excluded Taxes) are so required to be deducted, withheld, charged or levied by the Party making such delivery or payment, then such Party shall make, in addition to such delivery or payment, such additional delivery or payment as is necessary to ensure that the net amount received by the other Party entitled to delivery or payment (free and clear and net of any such Taxes, including any Taxes required to be deducted, withheld, charged or levied on any such additional amount) equals the full amount such other Party would have received had no such deduction, withholding, charge or levy been required. Any gross-up payment or additional delivery by the Seller to the Purchaser under this Section 11.2(a) shall not reduce the amount of the outstanding Advance Payment (as such amount is determined in accordance with Section 2.4 and the other terms of this Agreement). To the extent a Party pays to an applicable Governmental Authority any Taxes that gives rise to a gross-up or additional delivery as contemplated by this Section 11.2(a), that Party shall provide to the

other Party reasonable documentation of the payment of such Taxes within ten (10) days of such payment.

(b) Notwithstanding the foregoing, a Party shall not be required to provide any gross-up or additional amounts pursuant to Section 11.2(a) to the extent such requirement arises because of (i) a Transfer of this Agreement by the other Party to a transferee, (ii) a continuance or migration, consolidation, amalgamation, merger, reorganization, Change of Control or similar corporate event that results in a change to the other Party's tax residency or domicile, or (iii) in the case of the Purchaser, a change in the Purchaser's Designated Metal Account from Switzerland.

(c) The Purchaser and the Seller shall use reasonable commercial efforts to seek any available refund of any Taxes contemplated in Section 11.2(a) and required to be paid by them. If the Purchaser or the Seller (i) receives a refund of any such Taxes, and (ii) have received an additional payment or amount from the other Party pursuant to Section 11.2(a) in respect of such Taxes, the Purchaser or the Seller, as the case may be, shall promptly remit to the other Party an amount equal to such refund (up to an amount equal to any such Taxes actually paid by the Purchaser or the Seller, as the case may be), together with any interest paid to the Purchaser or the Seller, as the case may be, net of any reasonable expenses associated with the obtaining of such refund.

(d) Each of the Seller and the Purchaser shall file, at its own expense, all returns and other documentation required by applicable Law to be filed by it in connection with any Taxes in respect of which it has paid additional amounts pursuant to this Section 11.2.

(e) For the avoidance of doubt, neither the Seller nor the Purchaser shall have any liability under this Section 11.2 for any Excluded Taxes that are applicable to it.

11.3 Change in Tax Laws

(a) If, as a result of a change in, a revision in, implementation of or amendment to any law or the interpretation of any law by the relevant tax authorities or courts having competent jurisdiction (a "**Change in Law**"), the Seller is required to deduct, withhold, charge or levy a material amount of Taxes on deliveries of Payable Silver to the Purchaser, which Taxes are materially in excess of the Taxes which would have been deducted, withheld, charged or levied on such deliveries prior to the Change in Law, the Seller and the Purchaser agree, that upon the request of the Seller, that they shall negotiate in good faith with each other to amend this Agreement so that the Seller and its Affiliates are no longer adversely affected by any such Change in Law; provided that any such amendment shall not have an adverse impact on the Seller, on the one hand, or the Purchaser on the other hand.

(b) If, as a result of a Change in Law, the Purchaser becomes liable for a material amount of Taxes (other than Excluded Taxes) on payments made under this Agreement to the Seller, which Taxes are materially in excess of the Taxes (other

than Excluded Taxes) that the Purchaser would have been liable for on such payments prior to the Change in Law, the Seller and the Purchaser agree, that upon the request of the Purchaser, that they shall negotiate in good faith with each other to amend this Agreement so that the Purchaser and its Affiliates are no longer adversely affected by any such Change in Law; provided that any such amendment shall not have an adverse impact on the Seller, on the one hand, or the Purchaser on the other hand. For greater certainty, this Section 11.3(b) shall not apply where a Change in Law solely affects any Excluded Taxes that are applicable to the Purchaser.

11.4 Interest

(a) The dollar value of any Overdue Refined Silver from time to time outstanding shall accrue interest at the Prime Rate for the first 89 days that such deliveries are overdue, and at the Prime rate plus 500 basis points once such deliveries are overdue for 90 days or more. Interest shall be calculated, compounded and paid monthly and shall be calculated on an amount equal to the product of (1) the number of ounces of Payable Silver subject to such overdue delivery, multiplied by (2) the applicable Silver Reference Price on the date at which the Seller's corresponding delivery obligation was originally due;

(b) Without duplicating interest payable in accordance with Section 11.4(a), any dollar amount not paid when due shall accrue interest at the Prime Rate for the first 89 days that such payments are overdue commencing as of the date such amount first became past due (which shall be deemed to be the date of termination of this Agreement in the event an amount is owed as a result of Sections 10.2 or 10.4 and the date any loss is first suffered or incurred in the event an amount is owed as a result of Section 10.5(a)), and at the Prime Rate plus 500 basis points once such payments are overdue for 90 days or more. Interest shall be calculated, compounded and paid monthly.

11.5 Set Off

Any dollar amount not paid when due by a Party or any Overdue Refined Silver may be set off against any dollar amount or Payable Silver owed to such Party by the other Party. Any amount of Payable Silver set off and withheld against any non-payment by a Party shall be valued at the Silver Reference Price as of the date that such amount of Payable Silver first became due to such Party. Any dollar amount set off and withheld against any Overdue Refined Silver shall result in a reduction to the Overdue Refined Silver by that number of ounces or metric tonnes, as applicable, equal to the dollar amount set off divided by the Silver Reference Price as of the day such dollar amount first became payable.

ARTICLE 12
GENERAL

12.1 Further Assurances

Each Party shall execute all such further instruments and documents and do all such further actions as may be necessary to effectuate the documents and transactions contemplated in this Agreement, in each case at the cost and expense of the Party requesting such further instrument, document or action, unless expressly indicated otherwise.

12.2 No Joint Venture

Nothing herein shall be construed to create, expressly or by implication, a joint venture, mining partnership, commercial partnership, agency relationship, fiduciary relationship, or other partnership relationship between the Purchaser and the Seller.

12.3 Governing Law

This Agreement shall be governed by and construed under the laws of the Province of British Columbia and the federal laws of Canada applicable therein (without regard to its laws relating to any conflicts of laws). The courts of the Province of British Columbia shall have non-exclusive jurisdiction to settle any dispute arising out of or in connection with this Agreement. The United Nations Vienna Convention on Contracts for the International Sale of Goods shall not apply to this Agreement.

12.4 Time

Time is of the essence in this Agreement.

12.5 Costs and Expenses

All costs and expenses incurred by a Party in considering whether to provide a consent contemplated under this Agreement or an amendment or waiver requested by any other Party, shall be for the account of such other Party. Subject to the foregoing and except as otherwise expressly set out in this or any other Agreement, all costs and expenses incurred by a Party shall be for its own account.

12.6 Survival

Except with respect to a termination pursuant to Section 3.3, without limiting any other provision of this Agreement, the following provisions shall survive termination of this Agreement: Sections 3.2, 6.2, 6.5, 10.2, 10.4, 10.5, 10.6, 10.7, 10.8, 11.2, 11.4, 11.5, 12.3, 12.5, 12.6, 12.8, 12.10, 12.11, 12.13, 12.14 and such other provisions of this Agreement as are required to give effect thereto.

12.7 Invalidity

If any provision of this Agreement is wholly or partially invalid, this Agreement shall be interpreted as if the invalid provision had not been a part hereof so that the invalidity shall not affect the validity of the remainder of the Agreement which shall be construed as if the Agreement had been executed without the invalid portion. It is hereby declared to be the intention of the Parties that this Agreement would have been executed without reference to any portion which may, for any reason, hereafter be declared or held invalid.

12.8 Notices

Any notice or other communication (in each case, a "**notice**") required or permitted to be given hereunder shall be in writing and shall be delivered by hand, by courier, or transmitted by email addressed to:

(i) If to the Seller to:

First Mining Gold Corp.
Suite 2070 - 1188 West Georgia Street
Vancouver, British Columbia
V6E 4A2

Attention: Samir Patel, General Counsel & Corporate Secretary
Email: [Email Address Redacted.]

with a copy to:

Cassels Brock & Blackwell LLP
Suite 2200 - 885 West Georgia Street
Vancouver, British Columbia
V6C 3E8

Attention: Deepak Gill, Partner
Email: [Email Address Redacted.]

(ii) If to the Purchaser, to:

First Majestic Silver Corp.
Suite 1800 - 925 West Georgia Street
Vancouver, British Columbia
V6C 3L2

Attention: Sophie Hsia, General Counsel
Email: [Email Address Redacted.]

Any notice given in accordance with this section shall be deemed to have been delivered and received: (i) if sent by email and successfully transmitted prior to 5 p.m. (Pacific Time) on a Business Day of the recipient Party, then on that Business Day, and if successfully

transmitted after 5 p.m. (Pacific Time) on a Business Day of the recipient Party, then on the first Business Day following the date of transmission; and (ii) if delivered by courier or by hand, then on the day of delivery to the recipient Party; provided that, if such date is a day other than a Business Day, such notice shall be deemed to have been delivered and received on the first Business Day following the date of delivery.

12.9 Press Releases

The Parties shall jointly plan and co-ordinate any public notices, press releases, and any other publicity concerning the execution of this Agreement, and no Party or its Affiliates shall act in this regard without the prior approval of the other Party, such approval not to be unreasonably withheld or delayed, unless such disclosure is required to meet timely disclosure obligations of any Party under Applicable Laws in circumstances where prior consultation with the other Party is not practicable, and to the extent reasonably practicable, a copy of such disclosure is provided to the other Party at such time as it is made publicly available. In addition, each of the Parties shall seek the approval of the others with respect to any public notices, press releases, and any other publicity concerning the transactions contemplated by this Agreement to the extent such information is not publicly disclosed or disclosed pursuant to Section 6.5, and the Purchaser or its Affiliates shall not act in this regard without the prior approval of the Seller, such approval not to be unreasonably withheld or delayed, unless such disclosure is required to meet timely disclosure obligations of the Purchaser or its Affiliates under Applicable Laws in circumstances where prior consultation with the Seller is not practicable, and to the extent reasonably practicable, a copy of such disclosure is provided to the Seller at such time as it is made publicly available.

12.10 Amendments

This Agreement shall not be changed, amended or modified in any manner, except pursuant to an instrument in writing signed on behalf of each of the Seller and the Purchaser.

12.11 Beneficiaries

This Agreement is for the sole benefit of the Parties and their successors and permitted assigns and, except as expressly contemplated herein, nothing herein is intended to or shall confer upon any other person any legal or equitable right, benefit or remedy of any nature or kind whatsoever under or by reason of this Agreement.

12.12 Entire Agreement

This Agreement constitutes the entire agreement between the Parties with respect to the subject matter hereof and cancels and supersedes any prior understandings and agreements between the Parties with respect thereto.

12.13 Waivers

Any waiver of, or consent to depart from, the requirements of any provision of this Agreement shall be effective only if it is in writing and signed by the Party giving it, and

only in the specific instance and for the specific purpose for which it has been given. No failure on the part of any Party to exercise, and no delay in exercising, any right under this Agreement shall operate as a waiver of such right. No single or partial exercise of any such right shall preclude any other or further exercise of such right or the exercise of any other right.

12.14 Unenforceability

If a provision of this Agreement is invalid or unenforceable in a jurisdiction:

(a) it is to be read down or severed in that jurisdiction to the extent of the invalidity or unenforceability; and

(b) that fact does not affect the validity or enforceability of that provision in another jurisdiction or the remaining provisions.

12.15 Counterparts

This Agreement may be executed in one or more counterparts, and by the Parties in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile transmission or by sending a scanned copy by electronic mail shall be effective as delivery of a manually executed counterpart of this Agreement.

[*Remainder of Page Intentionally Left Blank. Signature Page Follows.*]

IN WITNESS WHEREOF the Parties have executed this Silver Purchase Agreement as of the day and year first written above.

FIRST MAJESTIC SILVER CORP.

Per: /s/ *Keith Neumeyer*
Name: Keith Neumeyer
Title: President & Chief Executive Officer

Per: /s/ *Raymond Polman*
Name: Raymond Polman
Title: Chief Financial Officer

GOLD CANYON RESOURCES INC.

Per: /s/ *Samir Patel*
Name: Samir Patel
Title: Secretary

FIRST MINING GOLD CORP.

Per: /s/ *Daniel W. Wilton*
Name: Daniel W. Wilton
Title: Chief Executive Officer

This is Schedule A to the Silver Purchase Agreement
between the Purchaser and the Seller dated June 10, 2020

SPRINGPOLE MINING PROPERTIES

[List of Mining Properties Redacted.]

This is Schedule B to the Silver Purchase Agreement
between the Purchaser and the Seller dated June 10, 2020

MAP OF THE SPRINGPOLE MINING PROPERTIES

[Map Redacted.]

This is Schedule C to the Silver Purchase Agreement
between the Purchaser and the Seller dated June 10, 2020

REPRESENTATIONS AND WARRANTIES OF THE SELLER AND THE PARENT COMPANY

(a) The Seller is a company duly continued and validly existing under the laws of the Province of British Columbia and is up to date in all material respects with filings required by law. Each Seller Group Entity is a company or branch duly incorporated and validly existing under the laws of its jurisdiction of incorporation and is up to date in all material respects with all filings required by law.

(b) All requisite corporate acts and proceedings have been done and taken by the Seller, including obtaining all requisite board of directors' approval, with respect to entering into this Agreement and performing its obligations hereunder, including the requisite corporate acts and proceedings required by the Parent Company for the issuance and delivery of the First Mining Warrants and underlying common shares upon exercise of the First Mining Warrants.

(c) The Seller has the requisite corporate power, capacity and authority to enter into this Agreement, and to perform its obligations hereunder.

(d) This Agreement and the exercise of the rights and performance of its obligations hereunder, do not and will not (1) conflict with any material agreement, mortgage, bond or other instrument to which the Seller is a party or which is binding on its assets, (2) conflict with its constating or constitutive documents, or (3) conflict with or violate any applicable law in any material respect.

(e) No Approvals are required to be obtained by the Seller in connection with the execution and delivery or the performance by the Seller of this Agreement or the transactions contemplated hereby, including the creation, issuance and delivery of the First Mining Warrants and issuance of the underlying common shares by the Parent Company upon exercise by the Purchaser, except for the approval of the Toronto Stock Exchange for the issuance of the First Mining Warrants.

(f) This Agreement has been duly and validly executed and delivered by the Seller and constitutes a legal, valid and binding obligation of it, enforceable against it in accordance with its terms.

(g) Neither the Seller nor any Seller Group Entity has suffered an Insolvency Event that is continuing or is aware of any circumstance which, with notice or the passage of time, or both, would give rise to the foregoing.

(h) The issue of the First Mining Warrants has been approved by all necessary corporate actions of the Parent Company and the underlying common shares issuable upon exercise of the First Mining Warrants will, if applicable, upon issue, delivery and payment therefor, be validly issued as fully paid and non-assessable common shares of the Parent Company.

(i) Other than as disclosed in writing to the Purchaser, no person has any agreement, option, right of first refusal or right, title or interest or right capable of becoming an agreement, option, right of first refusal or right, title or interest, in or to the Springpole Mining Properties or the silver produced from the Springpole Mining Properties.

(j) The Mine Owner has paid when due and payable all mining patents, fees or other amounts required to maintain the Springpole Mining Properties in good standing.

(k) The Mine Owner has obtained or been issued all material Approvals (including surface and access rights) necessary for the exploration and development of the Springpole Mine as contemplated by the mine plan existing as of the date this representation and warranty is given, other than those that are not necessary on the date this representation and warranty is given and are expected to be obtained in the ordinary course of business by the time they are necessary.

(l) The Springpole Mining Properties constitute all of the mining rights, concessions or properties that comprise the interest of the Mine Owner in the Springpole mining project, and the Mine Owner is the registered or recorded and beneficial owner of a 100% undivided interest in and to the Springpole Mining Properties.

(m) The Springpole Mining Properties are in full force and effect, and the Mine Owner has complied with all material obligations in respect of the Springpole Mining Properties under all Applicable Laws.

(n) The Mine Owner's right, title and interest in and to the Springpole Mining Properties is not subject to any material adverse claim.

(o) The map attached hereto as Schedule B depict the location of the Springpole Mining Properties with reasonable accuracy as of the date of this Agreement.

(p) Neither the Seller nor any Seller Group Entity has been notified that it is a party to any action, suit, proceeding, investigation or claim affecting or pertaining to the Springpole Mining Properties or any part thereof, except as would not reasonably be expected to have a Material Adverse Effect; and to the knowledge of the Seller, no such action, suit, proceeding, investigation or claim is threatened or outstanding, other than as disclosed in writing to the Purchaser.

(q) Neither the Seller nor any Seller Group Entity nor the Springpole Mining Properties is subject to any outstanding judgment, order, writ, injunction or decree that has or would reasonably be expected to have a Material Adverse Effect.

(r) To the knowledge of the Seller, each of the Seller and each Seller Group Entity has complied in all material respects with the Anti-Bribery Laws in connection with its dealings relating to this Agreement and the Springpole Mining Properties.

(s) Each of the Seller Group Entities are Affiliates of one another.

(t) The Seller enters into and performs this Agreement on its own account and not as trustee or a nominee of any other person.

(u) As of June 9, 2020, the authorized capital of the Parent Company consists of an unlimited number of common shares, of which 633,151,453 are issued and outstanding, and an unlimited number of preferred shares, of which none are issue and outstanding. All of the Parent Company's issued and outstanding common shares have been duly authorized, are validly issued and outstanding, and are fully paid and non-assessable.

(v) As of the date of execution of this Agreement, the common shares of the Parent Company are listed and posted for trading on the Toronto Stock Exchange and, if and when issued, the common shares underlying the First Mining Warrants will be approved for listing by the Toronto Stock Exchange.

(w) As of the date of execution of this Agreement, the Parent Company is a reporting issuer in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and is not in default in any material respect of any requirement of the securities legislation of the foregoing jurisdictions.

(x) As of the date of execution of this Agreement, the Parent Company has filed all material documents and information required to be filed by it under applicable securities legislation of Canada, the United States and any other provinces, states or localities of any of the foregoing, or any rules, regulations or published policies promulgated thereunder (the "**Securities Laws**") or with applicable exchanges (all such documents filed prior to the date of execution of this Agreement, the "**Parent Company Public Disclosure Documents**"). As of the effective date of such Parent Company Public Disclosure Documents, to the knowledge of the Seller, none of the Parent Company Public Disclosure Documents contain any untrue statement of material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, it being acknowledged that if there is any inconsistency between two or more documents comprising the Parent Company Public Disclosure Documents regard shall be had to the last filed document. All of the Parent Company Public Disclosure Documents, as of their respective effective dates (and as of the effective dates of any amendments thereto), complied as to both form and, to the knowledge of the Seller, content in all material respects with the requirements of applicable Securities Laws or were amended on a timely basis to correct deficiencies identified by securities commissions or similar securities regulatory authorities. The Parent Company has not filed any confidential material change report with any securities regulatory authority that at the date of execution of this Agreement remains confidential. There is no material adverse change concerning the Parent Company which has not been disclosed in the Parent Company Public Disclosure Documents filed on or before the date of execution of this Agreement.

(y) As of the date of execution of this Agreement, no order ceasing or suspending trading in the securities of the Parent Company nor prohibiting sale of such securities has been issued against the Parent Company and to the Seller's knowledge, no investigations or proceedings for such purposes are pending or threatened as at the date of execution of this Agreement.

(z) The Seller is an accredited investor as such term is defined in National Instrument 45-106 *Prospectus Exemptions* of the Canadian Securities Administrators.

This is Schedule D to the Silver Purchase Agreement
between the Purchaser and the Seller dated June 10, 2020

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

(a) The Purchaser is a company duly incorporated and validly existing under the laws of the Province of British Columbia and is up to date in all material respects with all filings required by law.

(b) All requisite corporate acts and proceedings have been done and taken by the Purchaser, including obtaining all requisite board of directors' approval, with respect to entering into this Agreement and performing its obligations hereunder, including the issuance and delivery of the First Majestic Shares required to be issued pursuant to the terms of this Agreement.

(c) The Purchaser has the requisite corporate power, capacity and authority to enter into this Agreement and to perform its obligations hereunder.

(d) This Agreement and the exercise of its rights and performance of its obligations hereunder, including the issuance and delivery of the First Majestic Shares required to be issued pursuant to the terms of this Agreement, do not and will not (1) conflict with any material agreement, mortgage, bond or other instrument to which the Purchaser is a party or which is binding on its assets, (2) conflict with its constating or constitutive documents, or (3) conflict with or violate any applicable law in any material respect.

(e) No Approvals are required to be obtained by the Purchaser in connection with the execution and delivery or the performance by it of this Agreement or the transactions contemplated hereby, including the issuance and delivery of the First Majestic Shares, except for the approval of the Toronto Stock Exchange for the issuance of the First Majestic Shares.

(f) This Agreement has been duly and validly executed and delivered by the Purchaser and constitutes a legal, valid and binding obligation of the Purchaser, enforceable against it in accordance with its terms.

(g) The Purchaser has not suffered an Insolvency Event that is continuing and it is not now aware of any circumstance which, with notice or the passage of time, or both, would give rise to the foregoing.

(h) The Purchaser enters into and performs this Agreement on its own account and not as trustee or a nominee of any other person.

(i) The issue of the First Majestic Shares has been approved by all necessary corporate actions of the Purchaser and the First Majestic Shares will, upon issue and delivery, be validly issued as fully paid and non-assessable common shares of the Purchaser.

(j) As of June 9, 2020, the authorized capital of the Purchaser consists of an unlimited number of common shares, of which 209,724,034 are issued and outstanding. All of the Purchaser's issued and outstanding common shares have been duly authorized, are validly issued and outstanding, and are fully paid and non-assessable.

(k) As of the date of execution of this Agreement, the common shares of the Purchaser are listed and posted for trading on the Toronto Stock Exchange and New York Stock Exchange and, if and when issued, the First Majestic Shares required to be issued pursuant to the terms of this Agreement are issued they will be approved for listing by the Toronto Stock Exchange and New York Stock Exchange.

(l) As of the date of execution of this Agreement, the Purchaser is a reporting issuer in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and is not in default in any material respect of any requirement of the securities legislation of the foregoing jurisdictions or the United States.

(m) As of the date of execution of this Agreement, the Purchaser has filed all material documents and information required to be filed by it under the Securities Laws or with applicable exchanges (all such documents filed prior to the date of execution of this Agreement, the "**Purchaser Public Disclosure Documents**"). As of the effective date of such Purchaser Public Disclosure Documents, to the knowledge of the Purchaser, none of the Purchaser Public Disclosure Documents contain any untrue statement of material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, it being acknowledged that if there is any inconsistency between two or more documents comprising the Purchaser Public Disclosure Documents regard shall be had to the last filed document. All of the Purchaser Public Disclosure Documents, as of their respective effective dates (and as of the effective dates of any amendments thereto), complied as to both form and, to the knowledge of the Purchaser, content in all material respects with the requirements of applicable Securities Laws or were amended on a timely basis to correct deficiencies identified by securities commissions or similar securities regulatory authorities. The Purchaser has not filed any confidential material change report with any securities regulatory authority that at the date of execution of this Agreement remains confidential. There is no material adverse change concerning the Purchaser which has not been disclosed in the Purchaser Public Disclosure Documents filed on or before the date of execution of this Agreement.

(n) As at the date of execution of this Agreement, the Purchaser is not a party to any actions, suits or proceedings which could materially adversely affect its business or financial condition, and, to the Purchaser's knowledge, no such actions, suits or proceedings have been threatened as at the date of execution of this Agreement.

(o) As of the date of execution of this Agreement, no order ceasing or suspending trading in the securities of the Purchaser nor prohibiting sale of such securities has

been issued against the Purchaser and to the Purchaser's knowledge, no investigations or proceedings for such purposes are pending or threatened as at the date of execution of this Agreement.

(p) The Purchaser is an accredited investor as such term is defined in National Instrument 45-106 *Prospectus Exemptions* of the Canadian Securities Administrators.

This is Schedule E to the Silver Purchase Agreement
between the Purchaser and the Seller dated June 10, 2020

FORM OF FIRST MINING WARRANT CERTIFICATE

See attached

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [INSERT DATE THAT IS FOUR MONTHS AND ONE DAY AFTER DISTRIBUTION DATE].

THE COMMON SHARES UNDERLYING THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE ("TSX"); HOWEVER, PRIOR TO [INSERT DATE THAT IS FOUR MONTHS AND ONE DAY AFTER DISTRIBUTION DATE], THE SAID COMMON SHARES CANNOT BE TRADED THROUGH THE FACILITIES OF THE TSX SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT 'GOOD DELIVERY' IN SETTLEMENT OF TRANSACTIONS ON THE TSX.

THIS WARRANT CERTIFICATE IS VOID IF NOT EXERCISED ON OR BEFORE 5:00 P.M. (VANCOUVER TIME) ON [•], 2025

NON-TRANSFERABLE WARRANT CERTIFICATE

FIRST MINING GOLD CORP.

(a corporation existing under the laws of the Province of British Columbia)

WARRANT CERTIFICATE NO. **[•]**	**30,000,000** WARRANTS entitling the holder to acquire, subject to adjustment, one common share for each Warrant represented hereby.

THIS IS TO CERTIFY THAT for value received **First Majestic Silver Corp., Suite 1800 – 925 West Georgia Street, Vancouver, British Columbia V6C 3L2** (hereinafter referred to as the "**Warrantholder**") is entitled to acquire, for each Warrant represented hereby, in the manner and subject to the restrictions and adjustments set forth herein, at any time, and from time to time, until 5:00 p.m. (Vancouver time) on **[•]**, 2025, one fully paid and non-assessable common share ("**Warrant Share**") in the capital of First Mining Gold Corp. (the "**Company**").

The Warrants represented hereby may only be exercised through the principal office of the Company, Suite 2070 – 1188 West Georgia Street, Vancouver, British Columbia V6E 4A2. The Warrants represented hereby are issued subject to the terms and conditions appended hereto as **Schedule "A"**.

[Remainder of Page Intentionally Left Blank. Signature Page Follows]

IN WITNESS WHEREOF, the Company has caused this Warrant Certificate to be executed by a duly authorized officer.

DATED for reference this ____ day of ____________________, 2020.

FIRST MINING GOLD CORP.

Per: ______________________________
Authorized Signatory

(See terms and conditions attached hereto)

SCHEDULE "A"

TERMS AND CONDITIONS

Terms and Conditions attached to the Warrants issued by First Mining Gold Corp. and dated for reference [•], 2020.

ARTICLE 1
INTERPRETATION

1.1 Definitions

In these Terms and Conditions, unless there is something in the subject matter or context inconsistent therewith:

(a) "**Business Day**" means any day other than a Saturday, Sunday or statutory holiday in Vancouver, British Columbia;

(b) "**Common Shares**" means the common shares in the capital of the Company;

(c) "**Company**" means First Mining Gold Corp. and each successor corporation in the manner prescribed in Article 6;

(d) "**Company's Auditors**" means an independent firm of accountants duly appointed as auditors of the Company;

(e) "**Current Market Price**" of a Common Share at any date means the volume weighted average trading price on the TSX, or such other stock exchange where the majority of the trading volume and value of the listed securities occurs, for the five trading days prior to the relevant date or, if the Common Shares are not listed on any stock exchange, then on the over-the-counter market with the volume weighted average price per Common Share being determined by dividing the aggregate sale price of all Common Shares sold on the said exchange or market, as the case may be, during the said five trading days by the aggregate number of Common Shares so sold or, if the Common Shares are not listed or quoted on any stock exchange or over-the-counter market, such price as may be determined by the directors of the Company;

(f) "**director**" means a director of the Company for the time being and, unless otherwise specified herein, a reference to action "by the directors" means action by the directors of the Company as a board or, whenever empowered, action by the executive committee of such board;

(g) "**Dividends Paid in the Ordinary Course**" means dividends paid in cash in any financial year of the Company; provided, however, that the value of such dividends does not in such financial year exceed 20% of cash flow from continuing operations of the Company, before any extraordinary items, for the 12-month period ending immediately prior to the first day of such financial year (such consolidated net earnings from continuing operations to be computed in accordance with generally accepted accounting principles in Canada);

(h) "**Exercise Form**" means the exercise form annexed to this Warrant Certificate;

(i) "**Exercise Price**" means the price of $0.40 per Warrant Share;

(j) "**Expiry Date**" means [•], 2025;

(k) "**Expiry Time**" means 5:00 p.m. (Vancouver time) on the Expiry Date;

(l) "**herein**", "**hereby**" and similar expressions refer to these Terms and Conditions as the same may be amended or modified from time to time; and the expression "Article" and "Section" followed by a number refer to the specified Article or Section of these Terms and Conditions;

(m) "**person**" means an individual, corporation, partnership, trustee or any unincorporated organization and words importing persons have a similar meaning;

(n) "**Rights Offering**" shall have the meaning set out in subsection 4.1(b);

(o) "**trading day**" with respect to the TSX or another stock exchange, market or over-the-counter market means a day on which such stock exchange, market or over-the-counter market is open for business.

(p) "**TSX**" means the Toronto Stock Exchange;

(q) "**U.S. Person**" means a U.S. person as that term is defined in Rule 902(k) of Regulation S adopted by the United States Securities Exchange Commission under the U.S. Securities Act;

(r) "**U.S. Securities Act**" means the United States Securities Act of 1933, as amended;

(s) "**Warrant**" means the warrant to acquire Warrant Shares evidenced by the Warrant Certificate;

(t) "**Warrantholder**" shall have the meaning ascribed thereto on the face page;

(u) "**Warrant Certificate**" means the certificate to which these Terms and Conditions are attached; and

(v) "**Warrant Share**" shall have the meaning ascribed thereto on the face page.

1.2 Interpretation Not Affected by Headings

a) The division of these Terms and Conditions into Articles and Sections, and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation thereof.

b) Words importing the singular number include the plural and vice versa and words importing the masculine gender include the feminine and neuter genders.

1.3 Currency

All dollar amounts referenced, unless otherwise indicated are expressed in Canadian dollars.

1.4 Applicable Law

The terms hereof and of the Warrant shall be construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

ARTICLE 2
ISSUE OF WARRANT

2.1 Issue of Warrants

That number of Warrants set out on the Warrant Certificate are hereby created and authorized to be issued. The Company hereby represents and warrants that this Warrant Certificate is a valid and enforceable obligation of the Company, enforceable in accordance with the provisions of this Warrant Certificate.

2.2 Additional Warrants

The Company may at any time and from time to time undertake further equity or debt financing and may issue additional Common Shares, warrants or grant options or similar rights to purchase Common Shares to any person.

2.3 Issue in Substitution for Lost Warrants

If the Warrant Certificate becomes mutilated, lost, destroyed or stolen:

(a) the Company shall issue and deliver a new Warrant Certificate of like date and tenor as the one mutilated, lost, destroyed or stolen, in exchange for and in place of and upon cancellation of such mutilated, lost, destroyed or stolen Warrant Certificate in a form identical hereto, as applicable; and

(b) the Warrantholder shall bear the cost of the issue of a new Warrant Certificate hereunder and in the case of the loss, destruction or theft of the Warrant Certificate, shall furnish to the Company such evidence of loss, destruction, or theft as shall be satisfactory to the Company in its discretion and the Company may also require the Warrantholder to furnish indemnity in an amount and form satisfactory to the Company in its discretion, and shall pay the reasonable charges of the Company in connection therewith.

2.4 Warrantholder Not a Shareholder

The holding of the Warrants shall not constitute the Warrantholder as a shareholder of the Company, nor entitle the Warrantholder to any right or interest in respect thereof except as may be expressly provided in this Warrant Certificate.

ARTICLE 3
EXERCISE OF THE WARRANT

3.1 Method of Exercise of the Warrant

The right to purchase Warrant Shares conferred by the Warrant Certificate may be exercised, prior to the Expiry Time, by delivering to the Company prior to the Expiry Time at its principal office (or at such other location as designated by the Company in writing to the Warrantholder) this Warrant Certificate, with the Exercise Form attached hereto as **Schedule "B"** duly completed and executed by the Warrantholder or its legal representative or attorney, duly appointed by an instrument in writing in form and manner satisfactory to the Company, together with a certified cheque or bank draft payable to or to the order of the Company in an amount equal to the aggregate Exercise Price in respect of the Warrants so exercised. Any Warrant Certificate so surrendered shall be deemed to be surrendered only upon delivery thereof to the Company at its principal office set forth herein (or at such other location as designated by the Company in writing to the Warrantholder) in the manner provided in Section 8.2 hereof.

3.2 Effect of Exercise of the Warrant

(a) Upon surrender and payment as aforesaid, the Company shall cause to be issued to the Warranholder hereof the Warrant Shares so subscribed for and such Warrant Shares shall be issued as fully paid and non-assessable shares and free from all taxes, liens and charges with respect to the issue thereof and the Warrantholder shall become the shareholder of record of such Warrant Shares on the date of such surrender and payment; and

(b) Within five (5) Business Days after surrender and payment as aforesaid, the Company shall forthwith cause the issuance to the Warrantholder a certificate for the Warrant Shares purchased as aforesaid.

3.3 Subscription for Less than Entitlement

The Warrantholder may subscribe for and purchase a number of Warrant Shares less than the maximum number which it is entitled to purchase pursuant to the full exercise of this Warrant Certificate. In the event of any purchase of a number of Warrant Shares less than the maximum number which can be purchased pursuant to this Warrant Certificate, the Warrantholder shall be entitled to receive, without charge, a new Warrant Certificate in respect of the balance of the Warrant Shares which the Warrantholder was entitled to subscribe for pursuant to this Warrant Certificate and which were then not purchased.

3.4 Expiration of the Warrant

After the Expiry Time, all rights hereunder shall wholly cease and terminate, and the Warrant shall be void and of no effect.

3.5 No Fractional Shares

Notwithstanding any adjustments provided for in Article 4 or otherwise, the Company shall not be required upon the exercise of any Warrants to issue fractional Warrant Shares in satisfaction of its obligations hereunder and, in any such case, the number of Warrant Shares issuable upon the exercise of any Warrants shall be rounded down to the nearest whole number. The Company shall not be required to make any payment to the Warrantholder who, absent this Section 3.5, would otherwise have been entitled to receive a fractional Warrant Share.

3.6 If Share Transfer Books Closed

The Company shall not be required to deliver certificates for Warrant Shares while the share transfer books of the Company are properly closed, prior to any meeting of shareholders or for the payment of dividends or for any other purpose and in the event of the surrender of any Warrant in accordance with the provisions hereof and the making of any subscription and payment for the Warrant Shares called for thereby during any such period. Delivery of certificates for Warrant Shares may be postponed for a period not exceeding five (5) Business Days after the date of the re-opening of said share transfer books; provided, however, that any such postponement of delivery of certificates shall be without prejudice to the right of the Warrantholder, if the Warrantholder has surrendered the same and made payment during such period, to receive such certificates for the Warrant Shares called for after the share transfer books shall have been re-opened.

3.7 No Obligation to Purchase

Nothing herein contained or done pursuant hereto shall obligate the Warrantholder to subscribe for, or the Company to issue, any shares except those Warrant Shares in respect of which the Warrantholder shall have exercised its right to purchase hereunder in the manner provided herein.

3.8 Hold Periods and Legending of Share Certificate

If any of the Warrants are exercised prior to **[INSERT DATE THAT IS FOUR MONTHS AND ONE DAY AFTER DISTRIBUTION DATE]**, the certificates representing the Warrant Shares to be issued pursuant to such exercise shall bear the following legends:

> **UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [INSERT DATE THAT IS FOUR MONTHS AND ONE DAY AFTER DISTRIBUTION DATE].**
>
> **and**
>
> **THE COMMON SHARES UNDERLYING THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE ("TSX"); HOWEVER, PRIOR TO [INSERT DATE THAT IS FOUR MONTHS AND ONE DAY AFTER DISTRIBUTION DATE], THE SAID COMMON SHARES CANNOT BE TRADED THROUGH THE FACILITIES OF THE TSX SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT 'GOOD DELIVERY' IN SETTLEMENT OF TRANSACTIONS ON THE TSX.**

provided that at any time subsequent to the date which is four months and one day after the date hereof, any certificate representing such Warrant Shares may be exchanged for a certificate or certificates bearing no such legends. The Company hereby covenants and agrees that it will use the best efforts thereof to deliver or to cause to be delivered a certificate or certificates representing such Warrant Shares bearing no such legends within five (5) Business Days after receipt of the legended certificate or certificates.

ARTICLE 4
ADJUSTMENTS

4.1 Adjustments

The number of Warrant Shares purchasable upon the exercise of each Warrant and the Exercise Price shall be subject to adjustment as follows:

(a) In the event the Company shall:

(i) fix a record date for the issue of, or issue, Common Shares to the holders of all or substantially all of the outstanding Common Shares by way of a stock dividend;

(ii) fix a record date for the distribution to, or make a distribution to, the holders of all or substantially all of the outstanding Common Shares payable in Common Shares or securities exchangeable or exercisable into Common Shares;

(iii) subdivide its outstanding Common Shares into a greater number of Common Shares; or

(iv) combine its outstanding Common Shares into a smaller number of Common Shares,

then in each case the number of Warrant Shares thereafter purchasable upon the exercise of each Warrant shall be determined by multiplying the number of Warrant Shares theretofore purchasable upon exercise of each Warrant by a fraction, of which the numerator shall be the total number of Common Shares outstanding on such date after giving effect to such event, and of which the denominator shall be the total number of Common Shares outstanding on such date before giving effect to such event. Such adjustment shall be made successively whenever any such event shall occur. An adjustment made pursuant to this subsection (a) shall become effective on the earlier of the record date on which holders of Common Shares are determined for the purposes of an event in subsection (a) and the effective date of the event.

(b) In case the Company shall fix a record date for the issue rights, options or warrants to all or substantially all holders of its outstanding Common Shares, without any charge to such holders, entitling them (for a period within 45 days after the record date) to subscribe for or purchase Common Shares or securities exchangeable or exercisable for or convertible into Common Shares at a price per share to the holder (or in the case of securities exchangeable or exercisable for or convertible into Common Shares, at an exchange, exercise or conversion price per share) at the date of issue of such securities which is lower than 95% of the Current Market Price at the record date (a "**Rights Offering**"), then the number of Warrant Shares thereafter purchasable upon the exercise of each Warrant shall be determined by multiplying the number of Warrant Shares theretofore purchasable upon exercise of each Warrant by a fraction, of which the numerator shall be the number of Common Shares outstanding on the record date plus the number of additional Common Shares offered for subscription or purchase (or into or for which the convertible or exchangeable securities so offered are convertible or exchangeable), and of which the denominator shall be the number of Common Shares outstanding on the record date plus the number of Common Shares which the aggregate offering price of the total number of Common Shares so offered would purchase at the Current Market Price per Common Share at such record date. Any Common Shares owned by or held for the account of the Company or any subsidiary of the Company shall be deemed not to be outstanding for the purpose of any such computation. Such adjustment shall be made successively whenever such a record date is fixed, provided that if two or more such record dates referred to in this subsection 4.1(b) are fixed within a period of 25 trading days, such adjustment will be made successively as if each of such record dates occurred on the earliest of such record dates.

(c) In the event the Company shall, other than in relation to Dividends Paid in the Ordinary Course, fix a record date to distribute to all or substantially all holders of its Common Shares evidences of its indebtedness or assets, including, for greater certainty, securities it holds of an entity other than the Company, or rights, options or warrants, or convertible or exchangeable securities containing the right to subscribe for or purchase Common Shares (excluding a Rights Offering), then in each case the number of Warrant Shares thereafter purchasable upon the exercise of each Warrant shall be determined by

multiplying the number of Warrant Shares theretofore purchasable upon the exercise of each Warrant by a fraction, of which the numerator shall be the then Current Market Price per Common Share on the record date of such distribution, and of which the denominator shall be the then Current Market Price per Common Share less the then fair value (as determined by the directors of the Company, acting reasonably) of the portion of the assets or evidences of indebtedness (including, for greater certainty, securities of an entity other than the Company) so distributed or of such subscription rights, options or warrants, or of such convertible or exchangeable securities applicable to one Common Share. Any Common Shares owned by or held for the account of the Company or any subsidiary of the Company shall be deemed not to be outstanding for the purpose of any such computation. Such adjustment shall be made successively whenever such a record date is fixed, provided that if two or more such record dates referred to in this subsection 4.1(c) are fixed within a period of 25 trading days, such adjustment will be made successively as if each of such record dates occurred on the earliest of such record dates.

In the event of the distribution by the Company to all or substantially all of the holders of its Common Shares of shares of a subsidiary or securities convertible or exercisable for such shares, then in lieu of an adjustment in the number of Warrant Shares purchasable upon the exercise of each Warrant, the Warrantholder of each Warrant, upon the exercise thereof, shall receive from the Company, such subsidiary or both, as the Company shall reasonably determine, the shares or other securities to which such Warrantholder would have been entitled if such Warrantholder had exercised such Warrant immediately prior thereto, all subject to further adjustment as provided in this section 4.1 provided, however, that no adjustment in respect of dividends or interest on such shares or other securities shall be made during the term of a Warrant or upon the exercise of a Warrant.

(d) In the event of:

(i) any reclassification of or amendment to the outstanding Common Shares, any change of the Common Shares into other shares or any other reorganization of the Company (other than as described in subsections 4.1(a), (b) or (c)

(ii) any consolidation, amalgamation, arrangement, merger or other form of business combination of the Company with or into any other corporation resulting in any reclassification of the outstanding Common Shares, any change of the Common Shares into other shares or any other reorganization of the Company, or

(iii) any sale, lease, exchange or transfer of the undertaking or assets of the Company as an entirety or substantially as an entirety to another corporation or entity,

then in each case the number of Warrant Shares thereafter purchasable upon the exercise of each Warrant shall be entitled to receive, and shall accept, in lieu of the number of Warrant Shares to which such Warrantholder was theretofore entitled upon such exercise, the kind and number or amount of shares or other securities or property which such Warrantholder would have been entitled to receive as a result of such event if, on the effective date thereof, such Warrantholder had been the registered holder of the number of Warrant Shares to which such Warrantholder was theretofore entitled upon such exercise. If necessary as a result of any such event, appropriate adjustments will be made in the application of the provisions set forth in this subsection with respect to the rights and interests thereafter of the Warrantholder of this Warrant Certificate to the end that the provisions set forth in this subsection will thereafter correspondingly be made applicable, as nearly as may reasonably be, in relation to any shares or other securities or property thereafter deliverable upon the exercise of these Warrants. Any such adjustments will be made by and set forth in an instrument supplemental hereto approved by the directors, acting reasonably, and shall for all purposes be conclusively deemed to be an appropriate adjustment.

(e) In any case in which this Article 4 shall require that any adjustment be made effective immediately after a record date for a specified event, the Company may elect to defer until the occurrence of the event, the issuance to the Warrantholder of any Warrant exercised after that record date, of the Warrant Shares and other shares of the Company, if any, issuable upon the exercise of the Warrant over and above the Warrant Shares and other shares of the Company; provided, however, that the Company shall deliver to the

Warrantholder an appropriate instrument evidencing the Warrantholder's right to receive such additional shares upon the occurrence of the event requiring such adjustment.

(f) The adjustments provided for in Section 4.1 are cumulative and will, in the case of adjustments to the the number of Warrant Shares purchasable upon the exercise of each Warrant, be computed to the nearest whole Warrant Share and will be made successively whenever an event referred to therein occurs, subject to the following subsections of this Section 4.1.

(g) No adjustment in the number of Warrant Shares purchasable hereunder shall be required unless such adjustment would result in a change of at least one one-hundredth of a Warrant Share and no adjustment shall be made in the Exercise Price unless such an adjustment would require an increase or decrease of at least one percent (1%) in the then Exercise Price; provided, however, that any adjustments which by reason of this subsection 4.1(g) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations shall be made to the nearest one-hundredth of a share.

(h) Wherever the number of Warrant Shares purchasable upon the exercise of each Warrant is adjusted, as herein provided, the Exercise Price payable upon exercise of each Warrant shall be adjusted by multiplying such Exercise Price immediately prior to such adjustment by a fraction, of which the numerator shall be the number of Warrant Shares purchasable upon the exercise of such Warrant immediately prior to such adjustment, and of which the denominator shall be the number of Warrant Shares purchasable immediately thereafter.

(i) No adjustment in the number of Warrant Shares purchasable upon the exercise of each Warrant need be made under subsections (b) and (c) if, the Warrantholder is entitled to participate in such event (subject to TSX approval) on the same terms, *mutatis mutandis*, as if the Warrantholder had exercised this Warrant prior to or on the effective date or record date of such event.

(j) In the event that at any time, as a result of an adjustment made pursuant to subsection (a) above, the Warrantholder shall become entitled to purchase any securities of the Company other than Warrant Shares, thereafter the number of such other shares so purchasable upon exercise of each Warrant and the Exercise Price of such shares shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the Warrant Shares contained in subsections (a) through (i), inclusive, above, and the provisions of sections 4.2 through 4.4, inclusive, of this Article 4 with respect to the Warrant Shares, shall apply on like terms to any such other securities.

(k) If the Company sets a record date to determine the holders of the Common Shares for the purpose of entitling them to receive any dividend or distribution or sets a record date to take any other action and, thereafter and before the distribution to such shareholders of any such dividend or distribution or the taking of any other action, decides not to implement its plan to pay or deliver such dividend or distribution or take such other action, then no adjustment in the number of Warrant Shares purchasable upon the exercise of each Warrant and the Exercise Price will be required by reason of the setting of such record date.

(l) Upon the expiration of any rights, options, warrants or conversion or exchange privileges, if any thereof shall not have been exercised, the number of Warrant Shares purchasable upon the exercise of each Warrant and the Exercise Price shall, upon such expiration, be readjusted and shall thereafter be such as it would have been had it been originally adjusted (or had the original adjustment not been required, as the case may be) as if:

(i) the only Common Shares so issued were the Common Shares, if any, actually issued or sold upon the exercise of such rights, options, warrants or conversion or exchange rights; and

(ii) such Common Shares, if any, were issued or sold for the consideration actually received by the Company upon such exercise plus the aggregate consideration, if any, actually received by the Company for the issuance, sale or grant of all such rights, options, warrants or conversion or exchange rights whether or not exercised;

provided further, that no such readjustment shall have the effect of increasing the Exercise Price or decreasing the number of Warrant Shares purchasable upon the exercise of each Warrant by an amount in excess of the amount of the adjustment initially made with respect to the issuance, sale or grant of such rights, options, warrants or conversion or exchange rights.

(m) In the absence of a resolution of the directors of the Company fixing a record date for any event which would require any adjustment to these Warrants, the Company will be deemed to have fixed as the record date therefor the date on which the event is effected.

4.2 Voluntary Adjustment by the Company

Subject to requisite TSX approval, if the Company takes any action affecting the Common Shares after the date of the issuance of the Warrants, other than as described in Section 4.1, which, in the opinion of the directors of the Corporation, would materially affect the rights of the Warrantholder, the Company, may, at its option, at any time during the term of the Warrants, reduce the then current Exercise Price to any amount deemed appropriate by the directors of the Company. Failure of the taking of action by the directors of the Company so as to provide for an adjustment on or prior to the effective date of any action by the Company affecting the Common Shares will be conclusive evidence that the directors of the Company has determined that it is equitable to make no adjustment in the circumstances.

4.3 Notice of Adjustment

The Company will, as soon as reasonable practicable after the occurrence of any event which requires an adjustment or readjustment as provided in Section 4.1, give notice to the Warrantholder specifying the event requiring such adjustment or readjustment and the results thereof, including the resulting number of Warrant Shares purchasable upon the exercise of each Warrant and the Exercise Price.

4.4 No Adjustment for Dividends

Except as provided in section 4.1 of this Article 4, no adjustment in respect of any dividends shall be made during the term of a Warrant or upon the exercise of a Warrant.

4.5 Preservation of Purchase Rights Upon Merger, Consolidation, etc.

In connection with any consolidation of the Company with, or amalgamation or merger of the Company with or into, another corporation (including, without limitation, pursuant to a "takeover bid", "tender offer" or other acquisition of all or substantially all of the outstanding Common Shares) or in case of any sale, transfer or lease to another corporation of all or substantially all the property of the Company, the Company or such successor or purchasing corporation, as the case may be, shall execute with the Warrantholder an agreement that the Warrantholder shall have the right thereafter, upon payment of the Exercise Price in effect immediately prior to such action, to purchase upon exercise of each Warrant the kind and amount of shares and other securities and property which it would have owned or have been entitled to receive after the happening of such consolidation, amalgamation, merger, sale, transfer or lease had such Warrant been exercised immediately prior to such action, and the Warrantholder shall be bound to accept such shares and other securities and property in lieu of the Warrant Shares to which it was previously entitled; provided, however, that no adjustment in respect of dividends, interest or other income on or from such shares or other securities and property shall be made during the term of a Warrant or upon the exercise of a Warrant. Any such agreement shall provide for adjustments, which shall be as nearly equivalent as may be practicable to the adjustments provided for in Section 4.1. The provisions of this Article 4 shall similarly apply to successive consolidations, mergers, amalgamation, sales, transfers or leases.

4.6 Determination of Adjustments

If any questions shall at any time arise with respect to the Exercise Price, such question shall be conclusively determined by the Company's Auditors, or, if they decline to so act, any other firm of Chartered Accountants, in Toronto, Ontario, that the Company may designate and the Warrantholder, acting reasonably, may approve, and who shall have access to all appropriate records and such determination shall be binding upon the Company and the Warrantholder.

ARTICLE 5
COVENANTS BY THE COMPANY

5.1 Reservation of Common Shares

The Company will reserve and there will remain unissued out of its authorized capital a sufficient number of Common Shares to satisfy the rights of acquisition provided for in the Warrant Certificate.

ARTICLE 6
MERGER AND SUCCESSORS

6.1 Company May Consolidate, etc. on Certain Terms

Nothing herein contained shall prevent any consolidation, amalgamation or merger of the Company with or into any other corporation or corporations, or a conveyance or transfer of all or substantially all the properties and estates of the Company as an entirety to any corporation lawfully entitled to acquire and operate same, provided, however, that the corporation formed by such consolidation, amalgamation or merger or which acquires by conveyance or transfer all or substantially all the properties and estates of the Company as an entirety shall, simultaneously with such amalgamation, merger, conveyance or transfer, assume the due and punctual performance and observance of all the covenants and conditions hereof to be performed or observed by the Company.

6.2 Successor Company Substituted

In case the Company, pursuant to section 6.1 shall be consolidated, amalgamated or merged with or into any other corporation or corporations or shall convey or transfer all or substantially all of its properties and estates as an entirety to any other corporation, the successor corporation formed by such consolidation or amalgamation, or into which the Company shall have been consolidated, amalgamated or merged or which shall have received a conveyance or transfer as aforesaid, shall succeed to and be substituted for the Company hereunder and such changes in phraseology and form (but not in substance) may be made in the Warrant Certificate and herein as may be appropriate in view of such amalgamation, merger or transfer.

ARTICLE 7
AMENDMENTS

7.1 Amendment, etc.

This Warrant Certificate may only be amended by a written instrument signed by the parties hereto.

ARTICLE 8
MISCELLANEOUS

8.1 Time

Time is of the essence of the terms of this Warrant Certificate.

8.2 Notice

Unless herein otherwise expressly provided, a notice to be given hereunder will be deemed to be validly given if the notice is given in writing and sent by facsimile, email or prepaid same day courier addressed as follows:

For the Company: First Mining Gold Corp.
Suite 2070 - 1188 West Georgia Street

Vancouver, British Columbia V6E 4A2

Attention:	Samir Patel, General Counsel & Corporate Secretary
Email:	[Email address redacted.]
For the Warrantholder:	First Majestic Silver Corp. Suite 1800 - 925 West Georgia Street Vancouver, British Columbia V6C 3L2
Attention:	Sophie Hsia, General Counsel
Email:	[Email address redacted.]

The Company and the Warrantholder may change its address for service by notice in writing to the other of them, specifying its new address for service under this Warrant Certificate.

8.3 Exchange of Warrant Certificates

Subject to Section 8.4, this Warrant Certificate may be exchanged for multiple Warrant Certificates representing in the aggregate the same number of Warrants and entitling the Warrantholder thereof to subscribe for and purchase an equal aggregate number of Warrant Shares at the same Exercise Price and on the same terms as this Warrant Certificate (with or without legends, as the case may be). The Warrantholder shall pay the reasonable charges of the Company in connection therewith.

8.4 Transfer of Warrants

The Warrants are non-transferrable. The Company may treat the Warrantholder as the absolute owner of the Warrants represented hereby for all purposes, and the Company shall not be affected by any notice or knowledge to the contrary except where the Company is required to take notice by statute or by order of a court of competent jurisdiction.

8.5 United States Restrictions on Exercise or Resale

The Warrantholder hereby acknowledges that the Warrants and the Common Shares issuable upon the exercise of the Warrants have not been and will not be registered under the U.S. Securities Act, or the securities laws of any state of the United States. Accordingly, the Warrants may not be exercised in the United States or by or on behalf of a U.S. Person or a person in the United States, nor may the Warrant Shares issuable upon the exercise of the Warrants be offered or sold in the United States, unless an exemption is available from the registration requirements of the U.S. Securities Act and applicable state securities laws and the holder of these Warrants has furnished an opinion of counsel of recognized standing in form and substance satisfactory to the Company to such effect, as applicable

8.6 Severability

If any one or more of the provisions or parts thereof contained in this Warrant Certificate should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom.

8.7 Binding Effect

This Warrant Certificate and all of its provisions shall enure to the benefit of the Warrantholder, its successors, assigns and legal personal representatives and shall be binding upon the Company and its successors.

8.8 Language

The parties hereto acknowledge and confirm that they have requested that this Warrant Certificate as well as all notices and other documents contemplated hereby be drawn up in the English language. *Les parties*

aux présentes reconnaissent et conferment qu'elles ont exigé que la présente convention ainsi que tous les vis et documents qui s'y rattachent soient rédigés en langue anglaise.

SCHEDULE "B"

EXERCISE FORM

TO: FIRST MINING GOLD CORP.

Terms which are not otherwise defined herein shall have the meanings ascribed to such terms in the Warrant Certificate held by the undersigned and issued by First Mining Gold Corp. (the "**Company**").

The undersigned hereby exercises the right to acquire __________ Warrant Shares in accordance with and subject to the provisions of such Warrant Certificate and herewith makes payment of the purchase price in full for the said number of Common Shares.

(Please check the ONE box applicable):

☐ The undersigned Warrantholder (i) at the time of exercise of the Warrant is not in the United States; (ii) is not a "U.S. person" as defined in Rule 902(k) of Regulation S under the United States Securities Act of 1933, as amended (the "**U.S. Securities Act**"), (iii) is not exercising the Warrant on behalf of a "U.S. person" or a person in the United States; and (iv) did not execute or deliver this exercise form in the United States.

☐ The undersigned Warrantholder has delivered to the Company an opinion of counsel (which will not be sufficient unless it is from counsel of recognized standing and in form and substance satisfactory to the Company) to the effect that an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws is available.

The Warrant Shares are to be issued as follows:

Name: ____

Address in full: ____

____

Social Insurance Number: ____

Note: If further nominees are intended, please attach (and initial) a schedule giving these particulars.

DATED this _____ day of ______________, 20___.

______________________________	______________________________
Signature Guaranteed	(Signature of Warrantholder)
	______________________________
	Print full name
	______________________________
	Print full address

Instructions:

1. The registered Warrantholder may exercise its right to receive Warrant Shares by completing this form and surrendering this form and the Warrant Certificate representing the Warrants being exercised to the Company.

2. If the Exercise Form indicates that Warrants Shares are to be issued to a person or persons other than the registered Warrantholder of the Warrant Certificate, the signature of such Warrantholder of the Exercise Form must be guaranteed by an authorized officer of a chartered bank, trust company or an investment dealer who is a member of a recognized stock exchange.

3. If the Exercise Form is signed by a trustee, executor, administrator, curator, guardian, attorney, officer of a corporation or any person acting in a judiciary or representative capacity, the certificate must be accompanied by evidence of authority to sign satisfactory to the Company.

4. Certificates will not be registered or delivered to an address in the United States unless the Warrantholder has delivered to the Company an opinion of counsel to the effect that an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws is available. Warrantholders are encouraged to consult with the Company in advance to determine that the legal opinion tendered in connection with exercise will be satisfactory in form and substance to the Company.